Sierra Wireless, Inc.
Financial Highlights
(Expressed in thousands of United States dollars, except as otherwise stated)
(Prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"))

Consolidated Statement of Operations Data

Years ended December 31,	2014	2013	2012

GAAP results
Revenue	$548,523	$441,860	$397,321
Gross margin percentage	32.6%	33.0%	31.5%
Total expenses	185,573	163,305	147,480
Loss from operations	(6,594)	(17,664)	(22,206)
Net loss from continuing operations	(16,853)	(15,550)	(4,202)
Net earnings from discontinued operations	—	70,588	31,401
Net earnings (loss)	(16,853)	55,038	27,199
Basic and diluted net earnings (loss) from continuing operations per share (in dollars)	$(0.53)	$(0.50)	$(0.14)

Non-GAAP results(1)
Gross margin percentage	32.7%	33.1%	31.6%
Total expenses	$156,740	$140,994	$124,680
Earnings from operations	22,794	5,053	898
Adjusted EBITDA	35,411	18,702	12,645
Net earnings (loss) from continuing operations	19,848	6,942	(444)
Net earnings from discontinued operations	—	4,420	33,796
Net earnings	19,848	11,362	33,352
Basic and diluted net earnings (loss) from continuing operations per share (in dollars)	$0.63	$0.23	$(0.01)
Free cash flow	$37,871	$3,246	$19,534

Revenue by segment
OEM Solutions	$476,650	$382,016	$346,543
Enterprise Solutions	71,873	59,844	50,778
	$548,523	$441,860	$397,321

Revenue by geographical region
Americas	29%	31%	25%
Europe, Middle East and Africa	16%	21%	20%
Asia-Pacific	55%	48%	55%
	100%	100%	100%

Consolidated Balance Sheet Data

December 31,	2014	2013	2012

Cash and cash equivalents, including short-term investments	$207,062	$179,886	$63,646
Long-term liabilities	$27,061	$21,677	$26,826
Shareholders' equity	$356,862	$362,996	$298,056
Number of common shares outstanding	31,868,541	31,097,844	30,592,423

(1) Our non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition amortization, impairment, gain on sale of AirCard business, acquisition and disposition costs, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments. Adjusted EBITDA is non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization. Free cash flow as defined equates cash flow from operating activities less capital expenditures and increases in intangibles. Non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. For further information, refer to "Non-GAAP Financial Measures" on page 25 of the Management's Discussion and Analysis in this Annual Report.

Report to Shareholders

In 2014, Sierra Wireless had strong revenue growth and delivered improved operating results in our first full year as an Internet of Things pure-play business.

Total revenue was $548.5 million, representing year-over-year growth of 24%. The increase in 2014 was underpinned by robust organic revenue growth of 18% and solid contributions from two recently acquired businesses, AnyData and In Motion Technology.

Operating leverage and profitability also improved significantly in 2014. Adjusted EBITDA increased 89% year-over-year to $35.4 million and our non-GAAP earnings from operations increased 351% to $22.8 million. As a result, our non-GAAP earnings per share increased to $0.63 per share in 2014 compared to $0.23 cents in 2013.

Our organic revenue growth during the year was particularly strong in our OEM Solutions business. OEM growth was broad-based, coming from several vertical market segments including Automotive, Transportation, Enterprise Networking, Energy, Sales and Payment, and Mobile Computing. In addition, our leadership position in 3G and 4G technologies is proving to be beneficial as the market continues to migrate to faster next generation networks. In 2014, ABI Research once again ranked Sierra Wireless as the #1 company in the global embedded cellular module market for IoT with 34% market share.

During the year, we continued to expand our business through strategic acquisitions as well. In the first quarter, we acquired In Motion Technology, significantly enhancing our rugged gateway product portfolio and market position in important segments such as public safety, transit, and utility fleets. The In Motion business has been fully integrated into our Enterprise Solutions business and was a significant contributor to year-over-year revenue growth.

In January 2015, we completed the acquisition of Wireless Maingate AB, a leading European provider of wireless connectivity and data management services for the Internet of Things. Wireless Maingate is based in Sweden and has a strong presence in the Nordic region, and plans to expand further across Europe. This acquisition represents a major step forward for our company as we expand our business into wireless connectivity services for IoT, significantly enhancing our device-to-cloud offering.

Looking forward, we are excited about the growth opportunities for Sierra Wireless. We remain focused on delivering profitable organic growth and driving innovation. In addition, we will continue to pursue strategic acquisitions that help us accelerate our business, expand our position in the value chain, and create lasting shareholder value. We look forward to keeping you up to date as we continue to build on our leadership position in the Internet of Things.

Jason W. Cohenour
President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the "Cautionary Note Regarding Forward-Looking Statements" in the attached Management's Discussion & Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the years ended December 31, 2014, 2013 and 2012 and up to and including February 27, 2015.  This MD&A should be read together with our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2014 (“the consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read “Cautionary Note Regarding Forward-looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s results of operations as they provide additional measures of its performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to "the Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.  Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, "will", “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates;

•
Are subject to substantial known and unknown material risks and uncertainties.  Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors and others which are discussed in greater detail under “Risks and Uncertainties” and in our other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada:

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	Higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management’s time and attention in connection with acquisitions or divestitures;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, may be delayed or may not be available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect; and

▪	Unanticipated costs associated with litigation or settlements associated with intellectual property matters.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

OVERVIEW

Business Overview

Sierra Wireless is building the Internet of Things ("IoT") with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of second generation ("2G"), third generation ("3G") and fourth generation ("4G") embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster.

We operate the Company under two reportable segments: OEM Solutions and Enterprise Solutions.

Our OEM Solutions segment includes cellular embedded modules, software and tools for OEM customers to integrate wireless cellular connectivity into products and solutions across a broad range of industries, including automotive, transportation, enterprise networking, energy, sales and payment, mobile computing, security, industrial monitoring, field services, and healthcare. Within our OEM Solutions segment, the AirPrime® Embedded Wireless Modules product portfolio spans 2G, 3G, and 4G cellular technologies and includes remote device management capability, as well as support for on-board embedded applications using the OpenAT® application framework and the company's new open source, Linux-based application framework called Legato.

Our Enterprise Solutions segment includes intelligent gateways, modems and tools for enterprise customers, including a cloud-based platform for deploying and managing IoT applications. This integrated solution enables enterprise customers to accelerate deployment of their IoT applications. Within our Enterprise Solutions segment, the AirLink® product portfolio includes 2G, 3G and 4G LTE gateways. AirLink devices are intelligent wireless gateways that provide plug-and-play mission-critical connectivity. The gateways and modems are designed for use where reliability and security are essential, and are used in transportation, public safety, field services, energy, industrial, and enterprise networking applications worldwide. AirLink gateways can be easily configured for specific customer applications, and also support on-board embedded applications using the company's ALEOS application framework.

Also included in our Enterprise Solutions segment is our AirVantage® Cloud and Connectivity services which provide a secure, scalable platform for IoT applications. The AirVantage Enterprise Platform can be used to collect and store machine data, and process and schedule events from any number of devices, across any network operator around the world. IoT solution developers can use the latest cloud application programming interface standards to quickly integrate machine data with their own enterprise applications and back-end systems. The AirVantage Management Service can be used to centrally deploy and monitor IoT devices at the end of the network, including configuring device settings, delivering firmware and embedded application updates over the air, and administering airtime subscriptions across global networks.

Early in 2014 we completed the acquisition of all the shares of In Motion Technology Inc. ("In Motion") for net cash consideration of $23.9 million. In Motion is a leader in mobile enterprise solutions, providing rugged in-vehicle mobile routers that are integrated with a security system and a powerful management and application platform. In Motion's solutions are used by public safety, transit and utility fleets across the United States and Canada. This acquisition strengthened our position in key market segments and broadened our Enterprise Solutions product portfolio.

As of January 16, 2015, with the acquisition of Wireless Maingate AB ("Maingate"), our Enterprise Solutions segment also includes connectivity and data management services. We acquired substantially all of the outstanding shares of Maingate for $91.6 million, including working capital, subject to certain post-closing adjustments. Maingate is based in Karlskrona, Sweden and is one of the leading providers of managed connectivity services in Europe. Maingate has its own core network and is a fully licensed mobile network operator with its own SIMs, billing and other capabilities. The acquisition of Maingate enhances our device to cloud solution by adding managed connectivity and data management services.

We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business.

Our Strategy

The IoT market is expected to grow significantly over the next decade. Enterprises, governments, and consumers are gaining a broader understanding of the benefits of collecting, storing and delivering data from machines and assets at the edge of the network to enable detailed analysis, monitoring, and enhanced services. New IoT applications are helping people and organizations to increase productivity, save energy costs, create new business models, and provide value-added services to their customers. An integral factor in the growth of IoT applications is cellular connectivity - transmitting data from embedded modules and gateways, through advanced mobile networks and cloud services, to the enterprise or consumer. This technology reliably enables things such as the connected car, the connected home, the connected enterprise, as well as smart cities and the smart grid. Adoption of IoT solutions is driven by a number of important trends, such as lower wireless connectivity costs, higher wireless connection speeds, new devices and tools to simplify application development and increased focus and investment from many large ecosystem players.

We believe these factors will continue to create a substantial growth opportunity for the Company going forward. Based on third-party industry data, we are the global leader in embedded wireless modules with 34% global market share (source: ABI Research, July 2014) and are widely recognized as the innovation leader as well.  We are also a leading provider of gateway and router solutions for industrial, enterprise and mobile applications. We have also developed a cloud service platform that is highly integrated with our devices, gateways, and embedded application software. As we have indicated in the last several years, our corporate strategy is to expand our business across the IoT value chain by:

•	Solidifying and growing our leadership position in cellular embedded modules;

•	Enhancing our gateways and modems business with new products and selective acquisitions that strengthen our position;

•	Continuing to innovate and execute to expand into more IoT segments and geographical markets;

•	Leveraging our leading position to build our device-to-cloud solutions platform, providing our customers with simple, scalable and secure solutions that include wireless connectivity services; and

•	Accelerating revenue and improving the operating leverage in our business model, to increase profitability and enhance shareholder value.

Over the past three years we significantly advanced our strategy by:

•	Generating higher revenues across our business through organic growth and successful integration of acquisitions;

•
Acquiring, in August 2012, the M2M business of Sagemcom ("Sagemcom") which included 2G and 3G wireless modules, as well as industry-leading rugged terminals for railway applications.  The acquisition extended our leadership position in the growing IoT market and offered a significantly enhanced market position for us in key segments, including payment, transportation, and railways, as well as new geographical expansion into Brazil;

•
Completing the sale of substantially all of the assets and operations related to our AirCard business in April 2013 (refer to the section on “Disposition of AirCard business” for additional details); and

•
Completing, in October 2013, the acquisition of the M2M modules and modem assets of AnyData Corporation ("AnyData") which included 3G and 4G wireless modules and modems which are sold mainly in Korea. This acquisition extended our global leadership position in the growing IoT market and provided us with a leading position in Korea.

In 2014, we continued to deliver on our corporate strategy by:

•	Generating higher revenues across our business through organic growth in sales, which increased 18% year-over-year in 2014;

•
Successfully acquiring and integrating new businesses into the company, which we achieved with the acquisition of In Motion and the integration of AnyData; both businesses drove profitability growth in 2014;

•	Continuing to secure new design wins with global OEMs that are operating in key vertical markets;

•	Driving growth in value-added services by expanding our AirVantage cloud platform customer base and building out our solutions offering in Enterprise Solutions;

•
Adding wireless connectivity services to our device-to-cloud platform through the successful acquisition of Maingate and a partnership with Wireless Logic Limited for our AirLink Enterprise Connect solution;

•
Significantly improving our profitability through revenue growth and strong operating leverage as indicated by significantly improved adjusted EBITDA (increased 89% year-over-year), non-GAAP earnings from operations (up 351% year-over-year) and cash generated from operations ($48.7 million in 2014); and

•	Building our broader organizational capability and processes in order to support our continued growth.

Annual Overview — Financial highlights

In 2014, our revenue increased by 24.1% to $548.5 million compared to 2013. This strong revenue result was driven by a combination of organic growth and contributions from acquisitions. Our OEM Solutions segment revenues grew by 24.8% to $476.6 million compared to 2013 while our Enterprise Solutions segment revenues grew by 20.1% to $71.9 million compared to 2013.
GAAP

•	2014 revenue increased by $106.6 million, or 24.1%, compared to 2013 and reflects strong growth in both of our operating segments.

•
Gross margin was 32.6%, down 0.4% from 2013 mainly due to increased volume of lower margin products sold in 2014. Gross margin improved sequentially throughout 2014 to 33.5% in the fourth quarter driven mainly by certain product cost reductions negotiated during the year.

•
Operating loss from continuing operations decreased by $11.1 million, or 62.7%, compared to 2013, largely due to revenue growth and product cost reductions, partially offset by increases in operating expenses driven mainly by costs added as a result of our recent acquisitions.

•	Net loss from continuing operations increased by $1.3 million, or 8.4%, from 2013 due to higher foreign exchange losses partially offset by lower operating losses in 2014.

•
Cash and cash equivalents were $207.1 million at the end of the year, an increase of $27.2 million compared to 2013. This reflects $48.7 million of cash generated by operating activities and receipt of $13.8 million previously held in escrow from the sale of the AirCard business in 2013 partially offset by $23.9 million net cash used to acquire In Motion and $10.8 million for capital expenditures.

Non-GAAP

•	Gross margin was 32.7%, down 0.4% from 2013, mainly due to increased volume of lower margin products sold in 2014.

•
Operating earnings improved by $17.8 million, or 351.1% compared to 2013, as a result of revenue growth and associated gross margin partially offset by higher operating expenses driven mainly by costs added as a result of our recent acquisitions.

•	Adjusted EBITDA increased by $16.7 million, or 89.3% compared to fiscal 2013, reflecting revenue growth in both of our operating segments.

•	Net earnings from continuing operations increased by $12.9 million, or 185.9% compared to 2013, mainly due to improved operating earnings partially offset by higher income tax expenses.

•	See section on "Non-GAAP Financial Measures".

Revenue ($ millions)

	2012	2013	2014
Revenue	397.3	441.9	548.5

Gross margin (%)

	2012	2013	2014
GAAP	31.5	33.0	32.6
NON-GAAP	31.6	33.1	32.7

Earnings (loss) from operations ($ millions)

	2012	2013	2014
GAAP	(22.2)	(17.7)	(6.6)
NON-GAAP	0.9	5.0	22.8

Net earnings (loss) from continuing operations ($ millions)

	2012	2013	2014
GAAP	(4.2)	(15.6)	(16.9)
NON-GAAP	(0.4)	6.9	19.8

Adjusted EBITDA ($ millions)

	2012	2013	2014
Adjusted EBITDA	12.6	18.7	35.4

Free Cash Flow ($ millions)

	2012	2013	2014
Free Cash Flow	19.5	3.2	37.9

Selected Annual Financial information:

(in thousands of U.S. dollars, except where otherwise stated)	2014	2013	2012
Statement of Operations data:
Revenue	$548,523	$441,860	$397,321

Gross Margin
- GAAP	$178,979	$145,641	$125,274
- Non-GAAP (1)	179,534	146,047	125,578

Gross Margin %
- GAAP	32.6%	33.0%	31.5%
- Non-GAAP (1)	32.7%	33.1%	31.6%

Earnings (loss) from operations
- GAAP	$(6,594)	$(17,664)	$(22,206)
- Non-GAAP (1)	22,794	5,053	898

Adjusted EBITDA	$35,411	$18,702	$12,645

Net earnings (loss) from continuing operations
- GAAP	$(16,853)	$(15,550)	$(4,202)
- Non-GAAP (1)	19,848	6,942	(444)

Net earnings from discontinued operations
- GAAP	$—	$70,588	$31,401
- Non-GAAP (1)	—	4,420	33,796

Net earnings (loss)
- GAAP	$(16,853)	$55,038	$27,199
- Non-GAAP (1)	19,848	11,362	33,352

Revenue by Segment:
OEM Solutions	$476,650	$382,016	$346,543
Enterprise Solutions	71,873	59,844	50,778

Share and per share data:
Basic and diluted earnings (loss) from continuing operations per share (in dollars)
- GAAP	$(0.53)	$(0.50)	$(0.14)
- Non-GAAP (1)	$0.63	$0.23	$(0.01)

Basic and diluted earnings (loss) per share (in dollars)
- GAAP	$(0.53)	$1.79	$0.88
- Non-GAAP (1)	$0.63	$0.37	$1.08

Common shares (in thousands)
At period-end	31,869	31,098	30,592
Weighed average - basic and diluted	31,512	30,771	30,788

Balance sheet data (end of period):
Cash and cash equivalents and short-term investments	$207,062	$179,886	$63,646
Total assets	515,364	512,000	464,763
Total long-term liabilities	27,061	21,677	26,826

(1) Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition amortization, impairment, gain on sale of AirCard business, acquisition and disposition costs, integration costs, restructuring costs, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts, and certain tax adjustments.  Refer to the section on “Non-GAAP financial measures” for additional details.

See discussion under “Consolidated Annual Results of Operations” for factors that have caused period to period variations.

Other key business highlights for the year ended December 31, 2014:

◦
We celebrated a major achievement in our company history with the shipment of our 100 millionth connected device. We have connected devices operating on more than 80 networks worldwide since developing the world's first embedded module in 1997.

◦
We received an award for Smart Grid Communications from the publishers of FierceEnergy and FierceSmartGrid. The energy innovation award was for an integrated solution that includes our AirPrime WP Series Embedded Module, Legato open-sourced embedded application platform and AirVantage Cloud service.

OEM Solutions

◦
We announced the launch of our AirPrime EM7340 and EM7345 embedded wireless modules for 4G LTE networks. These devices are based on Intel chipsets and designed for integration into notebook computers and tablets, using a standardized M.2 form factor ideal for small, thin devices.

◦
We introduced the Legato™ platform, an open source embedded platform built on Linux and designed to simplify the development of IoT applications. Legato includes Wind River Linux, a commercial-grade Linux distribution with a rich set of capabilities based on the latest open source technologies, along with a fully integrated application framework and feature-rich tools. Legato™ makes IoT application development quicker, easier and more flexible by providing a tested and validated solution on an established, well-supported open source foundation with built-in connectivity, security, and management.

◦
Our AirPrime embedded wireless modules were selected by Philips CityTouch to provide connectivity for the new CityTouch LightWave remote lighting management system that includes intelligent "plug and play" outdoor lighting fixtures.

◦
We announced that Itron Inc. has selected our AirPrime 2G, 3G, and 4G LTE embedded wireless modules for Itron's OpenWay smart grid solutions worldwide. Itron selected Sierra Wireless for our 4G LTE leadership, strong relationships with mobile network operators and our global support with pre-certified modules.

◦
We announced our collaboration with Octo Telematics to provide connectivity for Octo's innovative usage-based insurance (UBI) solution in Europe. Octo's Super Easy Telematics Box is powered by our AirPrime smart module which has an innovative architecture that integrates cellular wireless connectivity and an application processor into a single device, providing a highly cost optimized solution.

◦
Recently, we introduced four new AirPrime embedded modules, the first to support LTE-Advanced networks worldwide (LTE-A). LTE-A is the latest generation of 4G LTE network standards, aimed at improving network capacity, throughput, data speed and operational cost-efficiency.

Enterprise Solutions

◦
We announced the launch of the AirLink ES440 4G LTE gateway and terminal server. Designed for the distributed enterprise market, the Airlink ES440 provides mission-critical connectivity using 4G LTE networks when primary wireline internet connections are unavailable. It also supports a best-in-class business continuity strategy by enabling IT administrators to remotely troubleshoot and repair network equipment, reducing downtime and site visits.

◦
We announced the launch of AirLink Enterprise Connect, a unique bundled solution for retail and branch office locations in the United Kingdom, France, and Germany. AirLink Enterprise Connect comprises an

AirLink ES440 Gateway, pre-integrated and provisioned with 4G LTE service and access to the AirVantage Management Service, all bundled into one solution.

◦
We announced that the Regional Transportation District of Denver, Colorado has deployed our InMotion Solutions products to support mobile broadband access for automatic vehicle location and smart card fare payments aboard more than 1,100 buses.

◦
We announced that the Westminster, Colorado Police Department selected our InMotion oMG mobile gateway which enables in-vehicle wired and wireless connectivity for tablets and laptops, providing officers with access to all their applications.

◦
More recently, we announced the launch of our next generation of AirLink gateways. The AirLink GX450 4G mobile gateway and the AirLink ES450 4G enterprise gateway offer support for a broader array of LTE frequency bands, making them compatible with networks worldwide.

Outlook

In the first quarter of 2015, including Maingate, we expect consolidated revenue and gross margin percentage to be slightly lower compared to the fourth quarter of 2014, reflecting normal seasonality. We expect operating expenses to increase modestly compared to the fourth quarter of 2014.

We believe that the market for wireless IoT solutions has strong long-term growth prospects.  We anticipate strong growth in the number and type of devices being wirelessly connected, driven by a number of enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players.  More importantly, we see strong customer demand emerging in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.

Key factors that we expect will affect our results in the near term are:

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•	the level of success our OEM customers achieve with sales of connected solutions to end users;

•	our ability to secure future design wins with both existing and new customers;

•	wireless technology transitions and the timing of deployment of new, higher speed networks by wireless operators;

•	the availability of components from key suppliers;

•	contributions from acquisitions;

•	general economic conditions in the markets we serve; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers will continue to play a role in the IoT market.  As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, competitive selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements"

Disposition of AirCard Business

On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business to Netgear, Inc. (“Netgear”). Proceeds on disposition, after final inventory adjustments, were $136.6 million plus assumed liabilities and comprised of cash proceeds of $122.8 million, funds previously held in escrow of $13.8 million and assumed liabilities. After transaction costs of $2.8 million, we recorded an after tax gain on disposal of $70.2 million. On April 3, 2014, we received the full $13.8 million cash proceeds previously held in escrow for realized net cash proceeds of $127.8 million from the divestiture after giving consideration to related taxes and transaction costs.

In accordance with U.S. GAAP, the results of operations and the gain on sale of the AirCard business have been presented as discontinued operations in our consolidated statements of operations for the years ended December 31, 2013 and 2012. The historical consolidated statements of operations and related selected financial information have been retrospectively adjusted to distinguish between continuing operations and discontinued operations.
Summarized results from discontinued operations for the years ended December 31 were as follows:

(in thousands of U.S. dollars)	2013	2012
Revenue	$46,701	$246,845
Cost of goods sold	32,978	177,147
Gross margin	13,723	69,698
Expenses	12,918	36,653
Earnings from operations	805	33,045
Income tax expense	399	1,644
Earnings from operations, net of taxes	406	31,401
Gain on sale of AirCard business, net of taxes	70,182	—
Net earnings from discontinued operations	$70,588	$31,401

CONSOLIDATED ANNUAL RESULTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)	2014		2013		2012
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue	548,523	100.0%	441,860	100.0%	397,321	100.0%
Cost of goods sold	369,544	67.4%	296,219	67.0%	272,047	68.5%
Gross margin	178,979	32.6%	145,641	33.0%	125,274	31.5%
Expenses
Sales and marketing	50,476	9.2%	42,182	9.6%	37,067	9.3%
Research and development	80,937	14.8%	73,112	16.5%	61,785	15.6%
Administration	37,027	6.7%	35,164	8.0%	32,777	8.2%
Restructuring	1,598	0.3%	171	—%	2,251	0.6%
Acquisition and Integration	2,670	0.5%	535	0.1%	3,182	0.8%
Impairment	3,756	0.7%	—	—%	—	—%
Amortization	9,109	1.6%	12,141	2.8%	10,418	2.6%
	185,573	33.8%	163,305	37.0%	147,480	37.1%
Loss from operations	(6,594)	(1.2)%	(17,664)	(4.0)%	(22,206)	(5.6)%
Foreign exchange gain (loss)	(12,390)		3,823		3,326
Other income (expense)	854		(98)		(196)
Loss before income taxes	(18,130)		(13,939)		(19,076)
Income tax expense (recovery)	(1,277)		1,611		(14,874)
Net loss from continuing operations	(16,853)		(15,550)		(4,202)
Net earnings from discontinued operations	—		70,588		31,401
Net earnings (loss)	(16,853)		55,038		27,199

Net earnings (loss) per share - Basic and diluted (in dollars)
Continuing operations	(0.53)		(0.50)		(0.14)
Discontinued operations	—		2.29		1.02
	(0.53)		1.79		0.88

Fiscal Year 2014 Compared to Fiscal Year 2013

Revenue
Revenue increased by $106.6 million, or 24.1%, in 2014, compared to 2013. The increase was largely driven by growth in OEM Solutions, with particular strength in 3G and 4G sales, including solid contributions from automotive, field services, energy, networking and mobile computing customers. In addition, there was strong contribution in Enterprise Solutions from the acquired In Motion products.

Our geographic revenue mix for the years ended December 31, 2014 and 2013 was as follows:

Gross margin
Gross margin was 32.6% of revenue in 2014, compared to 33.0% in 2013. The decrease in gross margin was primarily related to the increased volume of lower margin products sold by our OEM Solutions segment in 2014 compared to 2013. Gross margin improved sequentially throughout 2014 to 33.5% in the fourth quarter driven mainly by certain product cost reductions negotiated during the year. Gross margin included stock-based compensation expense and related social taxes of $0.6 million in 2014, compared to $0.4 million in 2013.

Sales and marketing
Sales and marketing expenses increased $8.3 million, or 19.7%, in 2014, compared to 2013 primarily due to the additional sales and marketing expenses from In Motion beginning in March 2014, as well as targeted investments in our go-to-market capability and higher incentive compensation due to higher revenues. Sales and marketing expenses included stock-based compensation and related social taxes of $2.2 million in 2014, compared to $1.9 million in 2013.

Research and development
Research and development (“R&D”) expenses increased by $7.8 million, or 10.7%, in 2014, compared to 2013.  The increase in R&D expenses related primarily to additional costs associated with the acquired businesses of AnyData and In Motion along with the impact of lower R&D tax credits received in 2014 compared to 2013.

R&D expenses included stock-based compensation and related social taxes of $2.1 million in 2014, compared to $1.4 million in 2013.  R&D expenses also included acquisition amortization of $5.7 million in 2014, compared to $5.5 million in 2013.

Administration
Administration expenses increased by $1.9 million, or 5.3%, in 2014, compared to 2013, primarily due to additional expenses associated with the acquired AnyData and In Motion businesses and a specific bad debt provision. Administration expenses included stock-based compensation expense and related social taxes of $5.6 million in 2014, compared to $4.3 million in 2013.

Restructuring
Restructuring costs increased by $1.4 million in 2014, compared to 2013, primarily related to severance and benefit payments to employees impacted by the staff reductions related to the Company's decision to reduce the scope of 2G chipset development activities.

Acquisition and integration
Acquisition and integration costs increased by $2.1 million in 2014, compared to 2013, primarily reflecting the costs incurred to acquire and integrate In Motion into our operations and $0.6 million incurred through December 31, 2014 to acquire Maingate.

Impairment
In the second quarter of 2014, we made a decision to reduce the scope of 2G chipset development activities, which resulted in a $3.8 million impairment. Management evaluated the recoverability of costs and determined that the future cash flows expected to be generated were lower than the carrying value of the assets associated with this project. No such impairment was recorded in 2013.

Amortization
Amortization expense decreased by $3.0 million, or 25.0%, in 2014, primarily due to lower acquisition related amortization.  Amortization expense in 2014 included $5.2 million of acquisition amortization compared to $8.2 million in 2013.

Foreign exchange gain (loss)
Foreign exchange loss was $12.4 million in 2014, compared to a gain of $3.8 million in 2013.  Foreign exchange loss in 2014 includes an unrealized loss of $7.4 million on revaluation of an intercompany loan to a self-sustaining subsidiary, primarily driven by the decline in the Euro relative to the U.S. dollar. Foreign exchange gain in 2013 includes an unrealized gain of $2.7 million on revaluation of the intercompany loan.

Foreign exchange rate changes also impacted our Euro and Canadian dollar denominated revenue and operating expenses.  We estimate that net changes in exchange rates between 2014 and 2013 positively impacted our 2014 gross margin by approximately $0.4 million and our operating expenses by approximately $3.4 million.

Income tax expense (recovery)
Income tax recovery was $1.3 million in 2014, compared to an income tax expense of $1.6 million in 2013. The recovery in 2014 was related to a combination of changes in deferred income tax assets and the release of a FASB Interpretation No. 48 provision relating to accounting for uncertainty in income taxes which had become statute barred.

Net loss from continuing operations
Net loss from continuing operations increased by $1.3 million in 2014, compared to 2013.  The increase reflected an increase in foreign exchange loss partially offset by an increase in operating earnings and income tax recoveries.

Net loss from continuing operations in 2014 included stock-based compensation expense and related social taxes of $10.5 million and acquisition amortization of $10.9 million. Net loss from continuing operations in 2013 included stock-based compensation expense of $8.0 million and acquisition amortization of $13.7 million.

Net earnings (loss)
Net loss was $16.9 million in 2014, compared to net earnings of $55.0 million in 2013. The 2014 net loss includes after-tax foreign exchange losses compared to after-tax foreign exchange gains in 2013. Net earnings in 2013 includes the $70.2 million after-tax gain on sale of the AirCard business, combined with the absence of earnings from discontinued operations.

Weighted average number of shares
The weighted average basic and diluted number of shares outstanding was 31.5 million for the year ended December 31, 2014 and was 30.8 million for the year ended December 31, 2013.

The number of shares outstanding was 31.9 million at December 31, 2014, compared to 31.1 million at December 31, 2013. The increase in number of shares outstanding was primarily due to the issuance of common shares as a result of stock option exercises.

Fiscal Year 2013 Compared to Fiscal Year 2012

Revenue
Revenue in 2013 increased by $44.6 million, or 11.2%, to $441.9 million, compared to 2012.  The year-over-year revenue increase was driven by continued growth in both our Enterprise Solutions and OEM Solutions segments, including a full year contribution from Sagemcom .

Our geographic revenue mix for the years ended December 31, 2013 and 2012 was as follows:

Gross margin
Gross margin was 33.0% of revenue in 2013, compared to 31.5% in 2012.  The increase in gross margin was primarily related to favorable product mix and product cost reductions.  Gross margin included $0.4 million of stock-based compensation expense in 2013, compared to $0.3 million in 2012.

Sales and marketing
Sales and marketing expenses increased $5.1 million, or 13.8% in 2013, compared to 2012.  The increase in sales and marketing expenses was primarily due to additional costs following the Sagemcom acquisition , as well as investment in additional resources to support our go-to-market strategy. Sales and marketing expenses included $1.9 million of stock-based compensation expense in 2013, compared to $1.2 million in 2012.

Research and development
R&D expenses increased by $11.3 million, or 18.3% in 2013, compared to 2012.  The increase in R&D expenses was primarily related to the additional R&D expenses we incurred following the Sagemcom acquisition, as well as higher certification costs on new products launched during the year and other net product development costs.

R&D expenses in 2013 included stock-based compensation expense of $1.4 million and acquisition amortization of $5.5 million.  R&D expenses in 2012 included stock-based compensation expense of $1.3 million and acquisition amortization of $5.6 million.

Administration
Administration expenses increased by $2.4 million, or 7.3% in 2013, compared to 2012, due to higher professional fees, bad debt expense and other personnel related costs. Administration expenses included stock-based compensation expense of $4.3 million and $3.0 million in 2013 and 2012, respectively.

Acquisition
Acquisition costs of $0.5 million in 2013 related to the acquisition of AnyData and In Motion. Acquisition costs of $3.2 million in 2012 related to the Sagemcom acquisition.

Amortization
Amortization expense increased by $1.7 million, or 16.5% in 2013, primarily due to the Sagemcom acquisition.  Amortization expense in 2013 included $8.2 million of acquisition amortization compared to $6.3 million in 2012.

Foreign exchange gain (loss)
Foreign exchange gain was $3.8 million in 2013 compared to a gain of $3.3 million in 2012.  Foreign exchange gain in 2013 and 2012 included a net foreign exchange gain of $2.7 million on revaluation of an intercompany loan to a self-sustaining subsidiary. Foreign exchange gain in 2012 was partially offset by a loss of $1.8 million related to the settlement of foreign currency forward exchange contracts that we entered in connection with the acquisition of the M2M business of Sagemcom.

Foreign exchange rate changes also impacted our Euro and Canadian dollar denominated revenue and operating expenses.  We estimate that net changes in exchange rates between 2013 and 2012 positively impacted our 2013 revenues by approximately $1.0 million.  We estimate that the negative impact on operating expenses during 2013 was approximately $0.5 million.

Income tax expense (recovery)
Income tax expense increased by $16.5 million to $1.6 million, compared to 2012. This was driven by recognition of certain tax assets in 2012 that were realized upon the sale of the AirCard business, resulting in a substantial income tax recovery in 2012.

Net loss from continuing operations
Net loss from continuing operations was $15.6 million, an increase of $11.3 million, compared to 2012.  Improved operating earnings, driven by higher revenues and gross margin were more than offset by the absence of significant tax recoveries in 2013 compared to 2012, associated with the sale of the AirCard business.

Net loss from continuing operations in 2013 included stock-based compensation expense of $8.0 million and acquisition amortization of $13.7 million. Net loss from continuing operations in 2012 included stock-based compensation expense of $5.8 million and acquisition amortization of $11.9 million.

Net earnings (loss)
Net earnings attributable to the Company were $55 million, an increase of $27.8 million, compared to 2012. The after-tax gain of $70.2 million on the sale of our AirCard business was partially offset by higher net loss from continuing operations.

Weighted average number of shares
The weighted average basic and diluted number of shares outstanding was 30.8 million for each of the years ended December 31, 2013 and 2012.

The number of shares outstanding was 31.1 million at December 31, 2013, compared to 30.6 million at December 31, 2012. The increase in number of shares outstanding was primarily due to issuance of common shares as a result of stock option exercises partially offset by purchases of 510,439 of the Company’s common shares on the Toronto Stock Exchange (“TSX”) and NASDAQ under our normal course issuer bid, which was approved on February 6, 2013 and expired in February 2014.

SEGMENTED INFORMATION

OEM Solutions

				% change
(in thousands of U.S. dollars, except where otherwise stated)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Revenue	$476,650	$382,016	$346,543	24.8%	10.2%
Cost of goods sold	336,132	266,867	246,284	26.0%	8.4%
Gross margin	$140,518	$115,149	$100,259	22.0%	14.9%
Gross margin %	29.5%	30.1%	28.9%

Fiscal Year 2014 compared to 2013
Revenue increased by $94.6 million, or 24.8%, in 2014, compared to 2013. This increase was due to solid contributions from automotive, field services, energy and mobile computing customers. Gross margin percentage decreased in 2014 primarily driven by customer mix within the OEM Solutions segment favoring high volume, lower margin customers, partially offset by product cost reductions.

Fiscal Year 2013 compared to 2012
Revenue increased by $35.5 million, or 10.2%, to $382.0 million in 2013, compared to 2012. This increase was primarily due to a full year contribution from the M2M business of Sagemcom acquired on August 1, 2012, along with strong organic sales in certain market segments. Gross margin percentage improved in 2013 as a result of product cost reductions and the addition of higher margin GSMR products acquired from Sagemcom, partially offset by greater mix of other lower margin embedded modules.

Enterprise Solutions

				% change
(in thousands of U.S. dollars, except where otherwise stated)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Revenue	$71,873	$59,844	$50,778	20.1%	17.9%
Cost of goods sold	33,412	29,352	25,763	13.8%	13.9%
Gross margin	$38,461	$30,492	$25,015	26.1%	21.9%
Gross margin %	53.5%	51.0%	49.3%

Fiscal Year 2014 compared to 2013
Revenue increased by $12.0 million, or 20.1%, in 2014, compared to 2013.  The increase was driven by revenue contribution from the acquired In Motion business, partially offset by lower demand for AirLink products. Gross margin percentage improved in 2014, driven primarily by a combination of favorable product mix, including the acquired In Motion products, and lower product warranty costs compared to 2013.

Fiscal Year 2013 compared to 2012
Revenue increased by $9.1 million, or 17.9%, to $59.9 million in 2013, compared to 2012.  The increase was largely driven by strong sales growth of our new 4G products. Gross margin percentage improved in 2013, driven primarily by strong growth in new higher margin 3G and 4G products, as well as product cost reductions.

During the years ended December 31, 2014 and 2013, no customer accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations. During the year ended December 31, 2012, Sprint and AT&T each accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations, and on a combined basis, accounted for 25% of the aggregated revenue.

FOURTH QUARTER OVERVIEW

Consolidated Results of Operations:

	Three months ended December 31,
(in thousands of U.S. dollars, except where otherwise stated)	2014		2013
		% of		% of
	$	Revenue	$	Revenue
Revenue	149,078	100.0%	118,608	100.0%
Cost of goods sold	99,072	66.5%	80,165	67.6%
Gross margin	50,006	33.5%	38,443	32.4%
Expenses
Sales and marketing	12,682	8.5%	10,693	9.0%
Research and development	21,012	14.1%	19,074	16.1%
Administration	9,008	6.0%	8,841	7.5%
Restructuring	540	0.4%	14	—%
Acquisition and integration	1,273	0.9%	369	0.3%
Amortization	2,092	1.4%	2,999	2.5%
	46,607	31.3%	41,990	35.4%
Earnings (loss) from operations	3,399	2.3%	(3,547)	(3.0)%
Foreign exchange gain (loss)	(3,852)		1,921
Other income	246		26
Earnings (loss) before income taxes	(207)		(1,600)
Income tax expense	1,494		345
Net earnings (loss) from continuing operations	(1,701)		(1,945)
Net earnings from discontinued operations	—		1,078
Net earnings (loss)	(1,701)		(867)
Net earnings (loss) per share - Basic and diluted (in dollars)
Continuing operations	(0.05)		(0.06)
Discontinued operations	—		0.03
	(0.05)		(0.03)

GAAP:

•
Our fourth quarter revenue increased sequentially by $5.8 million, or 4.1%, compared to the third quarter of 2014 and increased by $30.5 million, or 25.7%, compared to the fourth quarter of 2013. The increase was a result of strong organic growth within our OEM Solutions segment.

•	Gross margin was 33.5%, compared to 32.8% in the third quarter of 2014 and 32.4% in the fourth quarter of 2013. This improvement was primarily attributable to lower component and manufacturing costs.

•
Earnings from operations increased by $0.5 million, compared to the third quarter of 2014 and increased by $6.9 million compared to the fourth quarter of 2013. The increase was attributable to higher gross margin partially offset by higher operating expenses in the fourth quarter of 2014.

•
Net loss from continuing operations improved by $1.2 million, compared to the third quarter of 2014 due to higher operating income and lower foreign exchange losses partially offset by higher income tax expenses. Net loss from continuing operations improved by $0.2 million, compared to the fourth quarter of 2013 due to higher operating income offset by foreign exchange losses in the fourth quarter of 2014, compared to foreign exchange gains in the fourth quarter of 2013 and higher income tax expense in the fourth quarter of 2014 compared to the fourth quarter of 2013.

•
Cash and cash equivalents at the end of the fourth quarter of 2014 were $207.1 million, an increase of $11.0 million, compared to the end of the third quarter of 2014. Cash generated from operations during the fourth quarter of 2014 was $11.3 million.

NON-GAAP:

•	Gross margin was 33.6%, compared to 32.9% in the third quarter of 2014 and 32.5% in the fourth quarter of 2013.

•
Earnings from operations increased by $1.7 million, compared to the third quarter of 2014 and increased by $7.4 million compared to the fourth quarter of 2013. The increase was attributable to higher gross margin partially offset by higher operating expenses in the fourth quarter of 2014.

•
Adjusted EBITDA increased by $1.0 million, compared to the third quarter of 2014 and by $6.6 million compared to the fourth quarter of 2013. These increases reflect revenue and associated earnings growth in both of our operating segments.

•
Net earnings from continuing operations increased by $1.4 million, compared to the third quarter of 2014 and increased by $6.0 million, compared to the fourth quarter of 2013. These increases were the result of higher operating profits partially offset by higher income tax expenses.

•	See section on "Non-GAAP Financial Measures".

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following tables highlight selected financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2014.  The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2014				2013
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$149,078	$143,270	$135,012	$121,163	$118,608	$112,262	$109,589	$101,401
Cost of goods sold	99,072	96,215	91,691	82,566	80,165	74,916	73,115	68,023
Gross margin	50,006	47,055	43,321	38,597	38,443	37,346	36,474	33,378
Gross margin %	33.5%	32.8%	32.1%	31.9%	32.4%	33.3%	33.3%	32.9%
Expenses
Sales and marketing	12,682	12,633	12,795	12,366	10,693	10,452	10,681	10,356
Research and development	21,012	19,887	20,021	20,017	19,074	17,806	17,869	18,363
Administration	9,008	9,006	9,680	9,333	8,841	9,297	8,903	8,123
Restructuring costs	540	71	987	—	14	14	26	117
Acquisition and integration	1,273	356	71	970	369	139	—	27
Impairment	—	—	3,756	—	—	—	—	—
Amortization	2,092	2,159	2,275	2,583	2,999	2,939	2,927	3,276
	46,607	44,112	49,585	45,269	41,990	40,647	40,406	40,262
Operating income (loss) from continuing operations	3,399	2,943	(6,264)	(6,672)	(3,547)	(3,301)	(3,932)	(6,884)
Foreign exchange gain (loss)	(3,852)	(8,039)	(891)	392	1,921	2,563	1,709	(2,370)
Other income (expense)	246	317	265	26	26	(26)	34	(132)
Loss from continuing operations before income tax	(207)	(4,779)	(6,890)	(6,254)	(1,600)	(764)	(2,189)	(9,386)
Income tax expense (recovery)	1,494	(1,875)	1,353	(2,249)	345	(1,839)	4,553	(1,448)
Net earnings (loss) from continuing operations	(1,701)	(2,904)	(8,243)	(4,005)	(1,945)	1,075	(6,742)	(7,938)
Net earnings (loss) from discontinued operations	—	—	—	—	1,078	(505)	68,152	1,863
Net earnings (loss)	$(1,701)	$(2,904)	$(8,243)	$(4,005)	$(867)	$570	$61,410	$(6,075)
Earnings (loss) per share - GAAP in dollars
Basic	$(0.05)	$(0.09)	$(0.26)	$(0.13)	$(0.03)	$0.02	$2.00	$(0.20)
Diluted	$(0.05)	$(0.09)	$(0.26)	$(0.13)	$(0.03)	$0.02	$2.00	$(0.20)
Weighted average number of shares (in thousands)
Basic	31,759	31,582	31,466	31,235	30,804	30,688	30,768	30,695
Diluted	31,759	31,582	31,466	31,235	30,804	31,176	30,768	30,695

Our quarterly results may fluctuate from quarter-to-quarter, driven by variation in sales volume, product mix and the combination of variable and fixed operating expenses.  The impact of significant items incurred during the first three interim periods of the year ended December 31, 2014 are discussed in more detail and disclosed in our quarterly reports and management’s discussion and analysis.  Factors affecting our quarterly results in 2014 were as follows:

In the first quarter of 2014, net earnings from continuing operations decreased $2.1 million, or $0.07 per common share, to a net loss of $4.0 million, compared to the fourth quarter of 2013. The decrease was largely related to higher operating expenses as a result of targeted investments in our go-to-market capability, additional costs relating to the acquired AnyData and In Motion businesses and lower foreign exchange gains, partially offset by higher income tax recoveries in the first quarter of 2014.

In the second quarter of 2014, net loss from continuing operations increased by $4.2 million, or $0.13 per common share, to a loss of $8.2 million, compared to the first quarter of 2014 driven by an impairment in the quarter, higher foreign exchange losses and income tax expenses partially offset by higher gross margin.

In the third quarter of 2014, net loss from continuing operations decreased by $5.3 million, or $0.17 per common share, to a loss of $2.9 million, compared to the second quarter of 2014, driven by a combination of higher gross margin, lower operating expenses and an income tax recovery partially offset by foreign exchange losses.

In the fourth quarter of 2014, net loss from continuing operations decreased by $1.2 million, or $0.04 per common share, to a loss of $1.7 million, compared to the third quarter of 2014, primarily due to a lower foreign exchange loss partially offset by an income tax expense in the fourth quarter compared to an income tax recovery in the third quarter.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information:

(in thousands of U.S. dollars)	2014	2013	2012
Cash flows provided before changes in non-cash working capital:	$27,380	$13,257	$46,589
Changes in non-cash working capital
Accounts receivable	(5,180)	10,897	(616)
Inventories	(8,949)	11,908	(4,019)
Prepaid expense and other	25,421	(7,254)	(14,543)
Accounts payable and accrued liabilities	10,538	(13,139)	10,997
Deferred revenue and credits	(510)	1,147	(422)
	21,320	3,559	(8,603)
Cash flows provided by (used in):
Operating activities	$48,700	$16,816	$37,986

Investing activities	$(22,336)	$98,754	$(64,184)
Net proceeds from sale of AirCard business	13,800	119,958	—
Acquisition of In Motion	(23,853)	—	—
Acquisition of M2M business of AnyData	—	(5,196)	—
Acquisition of M2M business of Sagemcom	—	—	(55,218)
Capital expenditures and increase in intangible assets	(10,829)	(13,570)	(18,452)
Net change in short-term investments and other assets	(1,584)	(2,470)	9,347

Financing activities	$22	$(925)	$(9,298)
Issue of common shares	6,404	8,106	436
Repurchase of common shares for cancellation	—	(5,772)	(6,312)
Purchase of treasury shares for RSU distribution	(5,955)	(3,433)	(2,489)

Free Cash Flow:

(in thousands of U.S. dollars)	2014	2013	2012
Cash flows from operating activities	$48,700	$16,816	$37,986
Capital expenditures and increase in intangible assets	(10,829)	(13,570)	(18,452)
Free Cash Flow (1)	37,871	3,246	19,534

(1) See section on "Non-GAAP Financial Measures"

Operating Activities
Cash provided by operating activities increased by $31.9 million year-over-year, primarily due to improved operating results and lower working capital requirements driven by the drawdown of inventory prepayments as a result of improved commercial terms from one of our contract manufacturers and other initiatives to improve working capital.

Investing Activities
Cash used in investing activities in 2014 was primarily attributable to the acquisition of In Motion in March 2014 and capital expenditures offset by the receipt of escrow funds from the sale of the AirCard business. The inflow of cash in 2013 was due to the proceeds from the sale of the AirCard business in April 2013.

Cash used for the purchase of capital equipment was primarily for production and tooling equipment, research and development equipment, and computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs and software licensing costs.

Financing Activities
Cash provided by financing activities increased $0.9 million year-over-year, primarily due to the absence of share repurchases under the Company's share repurchase program, which expired in February 2014. In 2014, we received $6.4 million from the issuance of common shares and used $6.0 million to purchase 311,333 common shares to satisfy obligations under our restricted share unit plan.

Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, capital expenditures, intellectual property (“IP”) licenses, and other obligations discussed below.  We continue to believe our cash, cash equivalents and short term investments balance of $207.1 million at December 31, 2014 and cash generated from continuing operations will be sufficient to fund our expected working capital requirements for at least the next twelve months and for the purchase of Maingate on January 16, 2015. Subsequent to year-end we utilized approximately $91.6 million for the acquisition of Maingate. Our capital expenditures during the first quarter of 2015 are expected to be primarily for R&D equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2014.

Payments due by period (In thousands of dollars)	2015	2016	2017	2018	2019	Thereafter
Operating lease obligations	$5,364	$4,850	$4,591	$3,455	$2,831	$3,705
Capital lease obligations	283	152	75	34	—	—
Purchase obligations (1)	85,192	—	—	—	—	—
Other long-term liabilities (2)	—	23,967	—	—	—	2,383
Total	$90,839	$28,969	$4,666	$3,489	$2,831	$6,088

(1) Purchase obligations represent obligations with certain contract manufacturers to buy a minimum amount of designated products between January 2015 and March 2015.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Other long-term liabilities include the long-term portions of accrued royalties.

Capital Resources

	2014				2013
(In thousands of dollars)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Cash and cash equivalents	$207,062	$196,086	$168,418	$151,339	$177,416	$183,220	$166,573	$55,923
Short-term investments	—	—	—	—	2,470	5,221	10,000	—
	207,062	196,086	168,418	151,339	179,886	188,441	176,573	55,923
Unused credit facilities	10,000	10,000	10,000	10,000	10,000	10,000	10,000	50,000
Total	$217,062	$206,086	$178,418	$161,339	$189,886	$198,441	$186,573	$105,923

Credit Facilities
We have a $10 million revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce expiring on October 31, 2015. The Revolving Facility is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at December 31, 2014, there were no borrowings under the Revolving Facility.

Letters of Credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As of December 31, 2014, there were no letters of credit issued against the revolving standby letter of credit facility.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide useful information on actual operating results and assist in comparisons from one period to another.  Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude the impact of stock-based compensation expense, amortization related to acquisitions, acquisition and disposition costs, restructuring costs, integration costs, impairment, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts and certain tax adjustments.

Adjusted EBITDA as defined equates earnings (loss) from operations plus stock-based compensation and related social taxes, acquisition and integration, restructuring, integration, amortization and impairment. Adjusted EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization.

Free cash flow as defined equates cash flow from operating activities less capital expenditures and increases in intangibles.

The following table provides a reconciliation of the non-GAAP financial measures to our most directly comparable U.S. GAAP results for years ended December 31:

(in thousands of U.S. dollars, except where otherwise stated)	2014	2013	2012

Gross margin - GAAP	$178,979	$145,641	$125,274
Stock-based compensation and related social taxes	555	406	304
Gross margin - Non-GAAP	$179,534	$146,047	$125,578

Loss from operations - GAAP	$(6,594)	$(17,664)	$(22,206)
Stock-based compensation and related social taxes	10,464	7,990	5,781
Acquisition and integration	2,670	535	3,182
Restructuring	1,598	171	2,251
Impairment	3,756	280	—
Acquisition related amortization	10,900	13,741	11,890
Earnings from operations - Non-GAAP	$22,794	$5,053	$898
Amortization (excluding acquisition related amortization)	12,617	13,649	11,747
Adjusted EBITDA	$35,411	$18,702	$12,645

Net loss from continuing operations - GAAP	$(16,853)	$(15,550)	$(4,202)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition, integration, and acquisition related amortization, net of tax	29,337	22,620	22,241
Unrealized foreign exchange loss (gain)	12,285	(3,912)	(3,139)
Income tax adjustments	(4,921)	3,784	(15,344)
Net earnings (loss) from continuing operations - Non-GAAP	$19,848	$6,942	$(444)

Net earnings from discontinued operations - GAAP	$—	$70,588	$31,401
Stock-based compensation and disposition costs	—	4,014	2,395
Gain on sale of AirCard business	—	(70,182)	—
Net earnings from discontinued operations - Non-GAAP	$—	$4,420	$33,796

Net earnings (loss) - GAAP	$(16,853)	$55,038	$27,199
Net earnings (loss) - Non-GAAP	19,848	11,362	33,352

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.53)	$(0.50)	$(0.14)
Non-GAAP - (in dollars)	$0.63	$0.23	$(0.01)

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$(0.53)	$1.79	$0.88
Non-GAAP - (in dollars)	$0.63	$0.37	$1.08

The following table provides a quarterly reconciliation of the non-GAAP financial measures to our most directly comparable U.S. GAAP results:

	2014				2013
(in thousands of U.S. dollars, except where otherwise stated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross margin - GAAP	$50,006	$47,055	$43,321	$38,597	$38,443	$37,346	$36,474	$33,378
Stock-based compensation and related social taxes	131	134	130	160	119	117	95	75
Gross margin - Non-GAAP	$50,137	$47,189	$43,451	$38,757	$38,562	$37,463	$36,569	$33,453

Earnings (loss) from operations - GAAP	$3,399	$2,943	$(6,264)	$(6,672)	$(3,547)	$(3,301)	$(3,932)	$(6,884)
Stock-based compensation and related social taxes	2,432	2,402	2,326	3,304	2,177	2,145	2,013	1,655
Acquisition and integration	1,273	356	71	970	369	139	—	27
Restructuring	540	71	987	—	14	14	26	117
Impairment	—	—	3,756	—	—	—	—	280
Acquisition related amortization	2,389	2,609	2,784	3,118	3,580	3,405	3,363	3,393
Earnings (loss) from operations - Non-GAAP	$10,033	$8,381	$3,660	$720	$2,593	$2,402	$1,470	$(1,412)
Amortization (excluding acquisition related amortization)	2,699	3,400	3,153	3,365	3,566	3,468	3,403	3,212
Adjusted EBITDA	$12,732	$11,781	$6,813	$4,085	$6,159	$5,870	$4,873	$1,800

Net earnings (loss) from continuing operations - GAAP	$(1,701)	$(2,904)	$(8,243)	$(4,005)	$(1,945)	$1,075	$(6,742)	$(7,938)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition, integration, and acquisition related amortization, net of tax	6,618	5,414	9,916	7,389	6,112	5,760	5,393	5,355
Unrealized foreign exchange loss (gain)	3,798	7,953	916	(382)	(1,970)	(2,457)	(1,359)	1,874
Income tax adjustments	378	(2,781)	1	(2,519)	925	(895)	3,754	—
Net earnings (loss) from continuing operations - Non-GAAP	$9,093	$7,682	$2,590	$483	$3,122	$3,483	$1,046	$(709)

Net earnings (loss) from discontinued operations - GAAP	$—	$—	$—	$—	$1,078	$(505)	$68,152	$1,863
Stock-based compensation and disposition costs	—	—	—	—	3	1,402	876	1,733
Gain on sale of AirCard business	—	—	—	—	(1,056)	(49)	(69,077)	—
Net earnings (loss) from discontinued operations - Non-GAAP	$—	$—	$—	$—	$25	$848	$(49)	$3,596

Net earnings (loss) - GAAP	$(1,701)	$(2,904)	$(8,243)	$(4,005)	$(867)	$570	$61,410	$(6,075)
Net earnings (loss) - Non-GAAP	9,093	7,682	2,590	483	3,147	4,331	997	2,887

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.05)	$(0.09)	$(0.26)	$(0.13)	$(0.06)	$0.03	$(0.22)	$(0.26)
Non-GAAP - (in dollars)	$0.29	$0.24	$0.08	$0.02	$0.10	$0.11	$0.03	$(0.02)

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$(0.05)	$(0.09)	$(0.26)	$(0.13)	$(0.03)	$0.02	$2.00	$(0.20)
Non-GAAP - (in dollars)	$0.29	$0.24	$0.08	$0.02	$0.10	$0.14	$0.03	$0.09

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the years ended December 31, 2014 and 2013.

TRANSACTIONS BETWEEN RELATED PARTIES

We did not undertake any transactions with related parties during the years ended December 31, 2014 and 2013.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities.  Note 2, Summary of significant accounting policies, in the December 31, 2014 consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements.  While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment.

On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of long-lived assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results could differ from our estimates.

The following critical accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Business combinations

We account for our business combinations using the acquisition method.  Under this method, estimates we make to determine the fair values of acquired assets and liabilities assumed include judgments in our determinations of acquired intangible assets and assessment of the fair value of existing property and equipment.  Assumed liabilities can include litigation and other contingency reserves existing at the time of the acquisition.  Goodwill is recognized as of the acquisition date as the excess of the purchase price over the estimated fair values of net identifiable assets acquired and liabilities assumed at their acquisition date.  Acquisition related expenses are separately recognized from business combination and are expensed as incurred.

When establishing fair values, we make significant estimates and assumptions, especially with respect to intangible assets.  Intangible assets acquired and recorded by us may include patents, intellectual property, customer relationships, backlog and in-process research and development.  Estimates include but are not limited to the forecasting of future cash flows and discount rates.  From time to time, we may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed.  Our estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.  As a result, actual results may differ from estimates impacting our earnings.

Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, price is fixed or determinable, and collection is reasonably assured. Customers include resellers and distributors, OEMs, mobile network operators, other enterprises and public sector entities. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.  A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.  Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.  Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from certain research and development agreements is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

As at December 31, 2014, accounts receivable comprised 20.7% of total assets.  Included in this balance was a provision of $2.3 million for doubtful accounts, or 2.1% of accounts receivable (as at December 31, 2013 - $2.3 million for doubtful accounts, or 2.0% of accounts receivable).  We believe our allowance for doubtful accounts as at December 31, 2014 is adequate to provide for probable losses existing in accounts receivable.

Inventory

We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory write-down and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further write-down the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

Goodwill and intangible assets

Goodwill and intangible assets are assessed for impairment on an annual basis and between annual tests whenever circumstances indicate that the carrying value of the goodwill and intangible assets might be impaired.

Circumstances may include an adverse change in business climate or a more likely than not expectation that a reporting unit will be sold or disposed. On at least a quarterly basis, we assess whether such circumstances exist. An evaluation of recoverability of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the estimated fair value of each reporting unit. Significant judgments that are required on our part to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, consideration of appropriate control premium, market conditions, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and may result in impairment charges in future periods.

At December 31, 2014, our goodwill balance was $104.0 million.  We determined that there was no impairment as the fair values of each of our two reporting units exceeded their respective carrying values.  Our analysis took into consideration an income valuation approach using the expected discounted cash flows for each reporting unit. The principal factors used in the discounted cash flow analysis were the projected results of operations, the discount rate based on our estimated weighted average cost of capital, and terminal value assumptions for each reporting unit.  The discounted cash flow model used was based on our business plan, as approved by our Board of Directors.  For years subsequent to those contained in our business plan, we analyzed third party forecasts and other macro-economic indicators that impact our reporting units to provide a reasonable estimate of revenue growth in future periods.  Our gross margins and operating expense estimates were consistent with those generated in recent historical periods.  We also developed assumptions for the amount of working capital and capital expenditures needed to support each reporting unit.  No impairment of goodwill was recorded during the years ended December 31, 2013 and 2012.

In addition to the income valuation approach noted above, we also considered our current market capitalization, which was approximately $1,510.3 million at December 31, 2014 and exceeds our book value of $356.9 million.

Income taxes

We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.  If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income from continuing operations, tax planning strategies and transactions in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

We do not provide for taxes on foreign earnings as it is our intention to indefinitely reinvest undistributed earnings of our foreign subsidiaries.  It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occurs in the future.

The ultimate amount of future income taxes and income tax provision could be materially different from those recorded, as it is influenced by our future operating results and our tax interpretations.

Amortization

Amortization of property and equipment and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of plant and equipment and intangible assets.

Warranty costs

We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience, product quality and management’s estimates.  If there is a change in these factors, we adjust our accrual accordingly.

Royalty obligations

Under certain license agreements we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities and other long-term liabilities.  When the agreements are finalized, the estimates are revised accordingly.

Contingencies

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether an amount of a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to the particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to our activities is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made.  Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

Stock-based compensation

We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Fair value measurement

We measure our short-term investments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement.  Three levels of inputs may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

OUTSTANDING SHARE DATA

As of the date of this MD&A, we had 32,064,316 common shares issued and outstanding, stock options exercisable into 1,213,082 common shares at a weighted average exercise price of $14.98 and 592,325 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD

In July 2013, the FASB issued ASU 2013-11, Income Taxes (ASC 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists.  The update is intended to eliminate the diversity in practice of the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The update is effective for annual and interim financial statements for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted this presentation standard prospectively on January 1, 2014 which resulted in a reclassification of $3.5 million unrecognized tax benefit to deferred income tax asset.
In November 2014, the FASB issued ASU 2014-17, Pushdown Accounting. This update provides an acquired entity the option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. The standard is effective on November 18, 2014. This update does not have a material impact on our company.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2016. Early application is not permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements at this time.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Given our financial condition, we do not expect the update to have a significant impact on our disclosures.

DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within time periods specified in applicable securities regulations, and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We conducted an evaluation of the effectiveness of our disclosure controls and procedures, which was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2014.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014 to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all errors and all fraud. Control procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedures are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934 and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2014, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements as at and for the year ended December 31, 2014, has issued an attestation report on our internal control over financial reporting as of December 31, 2014.  The attestation report is included in our consolidated financial statements.

There were no changes in our internal control over financial reporting during the year ended December 31, 2014 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In November 2013, we filed a complaint against Nokia Corporation with the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleges that Nokia Corporation abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. We also believe that Nokia Corporation violates Section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission ("FTC") setting out these violations. The EU Commission and FTC are each currently reviewing the materials we have submitted to them and the parties' filings. On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia Corporation against us, for alleged unpaid royalties of approximately €32 million. Both parties in the arbitration have filed their responses and the ICC has appointed an arbitrator. We believe Nokia's arbitration claims are without legal merit, and we will defend the claims vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. It is anticipated that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. M2M wishes to proceed against other defendants in related cases involving the same patents with regard to its infringement claims. These trials are anticipated to occur in late 2015. Any appeals from the claim construction order may follow the disposition of these trials. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit is in the scheduling stage and trial is anticipated to occur in late 2016.
In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers. In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors. Both lawsuits have been dismissed against us. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products. In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This Delaware lawsuit has been dismissed against us.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The claim construction hearing is set for May 2015 and trial is set for August 2016.
In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. We have intervened in two of the cases in defense of our products with respect to four patents-in-suit alleged to relate to Wi-Fi standards. The lawsuits are in the discovery stage. A claim construction hearing was held in September 2014.
In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to

Netgear. In October 2013, the plaintiff objected to the Magistrate’s report and recommendation that the Court grant the defense motion to dismiss for lack of subject matter jurisdiction. In June 2014, the District Court Judge adopted the Magistrate's report and dismissed the case.
In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.), (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us. LSI counterclaimed for patent infringement. There were 9 patents-in-suit, two of which relate to the 3G products which incorporate our modules. The claim construction order was released in April 2014 and the lawsuit was dismissed without prejudice in June 2014. This outcome will not have a material adverse effect on our operating results.
A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. Eon has appealed the order granting summary judgment to the United States Court of Appeals for the Federal Circuit. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. The claim construction order in the Puerto Rico case was issued in April 2014. The case was closed in September 2014 following the filing of a joint notice of stipulation of dismissal without prejudice. Eon may refile this complaint pending the result of its appeal in the California lawsuit.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The market for IoT products and services is highly competitive and we have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources, or companies with different business models sell products and services that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors could weaken our competitive position. We may also introduce new products or services that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means.
Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.
The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. For example, on August 1, 2012, we acquired the M2M business of Sagemcom, on October 16, 2013 we completed the acquisition of AnyData's M2M modules and modem business, on March 3, 2014 we completed the acquisition of In Motion Technology Inc. and on January 16, 2015 we completed the acquisition of Wireless Maingate AB. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including but not limited to the following:

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Exposure to unknown liabilities or risks of the acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of our acquired company and deficiencies in internal controls over financial reporting of an acquired company;

•	Higher than anticipated acquisition and integration costs and expenses;

•	The difficulty and expense of integrating the operations and personnel of the acquired companies;

•	Possible use of cash to support the operations of an acquired business;

•	Possible increase in foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	Disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	The inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	The potential loss of key employees and customers;

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A possible decrease in our share price if the market perceives that an acquisition does not fit the our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	A possible decrease in our share price, if, as a result of our growth, we decide to raise additional capital through an offering of common shares, preference shares or debt; and

•	Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate,we may also decide to divest assets, technologies or businesses. For example, on April 2, 2013 we completed the sale of our AirCard business to NetGear, Inc.. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.
In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.
We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including but not limited to the following:

•	Our ability to attract and retain skilled technical employees;

•	The availability of critical components from third parties;

•	Our ability to successfully complete the development of products in a timely manner;

•	The ability of third parties to complete and deliver on outsourced product development engagements; and

•	Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' future needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products to OEM's, enterprises, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially. In the years ended December 31, 2014 and 2013, no customer individually accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations. However, during the year ended December 31, 2012, two customers each accounted for more than 10% of our aggregated revenue from continuing and discontinued operations and, on a combined basis, accounted for 25% of the aggregated revenue, and we may experience similar customer concentration in future periods.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.
Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex and we are reliant on third parties to provide important components for our products. Despite the sophisticated testing and certification processes for our products, it is possible that our products may contain undetected errors or defects, especially when introduced or when new versions are released. As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.

We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future we may continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our business operating results and financial condition.

Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement on intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	We may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	We may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•
We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	Management attention and resources may be diverted;

•	Our relationships with customers may be adversely affected; and

•	We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
Furthermore, loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, business and profitability.
Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Cyber attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems to efficiently operate our business in a secure manner. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. Although we believe that we employ leading edge security measures that are being continuously updated to prevent and detect malicious threats to our information systems, the prevalence and sophistication of these types of threats are increasing and our security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. A major security breach could result in the loss of critical data, theft of intellectual property, disclosure of confidential information, customer claims and litigation, reduced revenues due to business interruption, class action and derivative action lawsuits and damage to our reputation.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. From time to time, certain components used in our products have been, and may continue to be, in short supply worldwide. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	Price and product competition which may result in lower selling prices for some of our products or lost market share;

•	Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•	Demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

•
Development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	Transition periods associated with the migration to new technologies;

•	Potential commoditization and saturation in certain markets;

•	Our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	Product mix of our sales. Our products have different gross margins — for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line;

•	Possible delays or shortages in component supplies;

•	Possible delays in the manufacture or shipment of current or new products;

•	Possible product quality or factory yield issues that may increase our cost of goods sold;

•	Concentration in our customer base;

•	Seasonality in demand;

•	Amount of inventory held by our channel partners;

•	Possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of goods sold and operating expenses;

•	Achievement of milestones related to our professional services contracts; and

•	Operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Continued difficult or uncertain global economic conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, increased market volatility and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.

We have been subject to certain class action lawsuits, and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. Although we have certain insurance policies in place to transfer risk, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	Potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•	The absence of guaranteed or adequate manufacturing capacity;

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Potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	The inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In this situation, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We depend on wireless network carriers to promote and offer acceptable wireless data services.

Our products can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and networks and appropriate pricing of wireless data services.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	Undetected misappropriation of our intellectual property;

•	The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.

Government regulations could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 the Company has been required to conduct certain country of origin and due diligence procedures in order to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of the Company's products. Also, since the Company's supply chain is complex, the Company may be unable to sufficiently verify the origins for all metals used in the Company's products through its supplier due diligence procedures.

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality.  Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page 34 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2014. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

Jason W. Cohenour	David G. McLennan
President and	Chief Financial Officer
Chief Executive Officer

Vancouver, Canada
February 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of Sierra Wireless, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sierra Wireless, Inc. as of December 31, 2014 and 2013 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants
Vancouver, Canada

February 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sierra Wireless, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Sierra Wireless, Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sierra Wireless, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sierra Wireless, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 27, 2015 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Vancouver, Canada

February 27, 2015

SIERRA WIRELESS, INC.
 CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$207,062	$177,416
Short-term investments (note 10)	—	2,470
Accounts receivable (note 11)	106,799	112,490
Inventories (note 12)	17,445	8,253
Deferred income taxes (note 19)	4,779	2,391
Prepaids and other (note 13)	7,826	28,741
	343,911	331,761
Property and equipment (note 14)	20,717	21,982
Intangible assets (note 15)	37,893	43,631
Goodwill (note 16)	103,966	102,718
Deferred income taxes (note 19)	3,898	7,176
Other assets	4,979	4,732
	$515,364	$512,000
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 17)	$128,196	$124,846
Deferred revenue and credits	3,245	2,481
	131,441	127,327
Long-term obligations (note 18)	26,608	21,550
Deferred income taxes (note 19)	453	127
	158,502	149,004
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
31,868,541 shares (December 31, 2013 — 31,097,844 shares)	339,640	329,628
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 342,645 shares (December 31, 2013 — 507,147 shares)	(6,236)	(5,137)
Additional paid-in capital	26,909	25,996
Retained earnings	2,514	19,367
Accumulated other comprehensive loss (note 20)	(5,965)	(6,858)
	356,862	362,996
	$515,364	$512,000

Commitments and contingencies (note 29)
Subsequent event (note 8)
 The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Jason W. Cohenour	Robin A. Abrams
Director	Director

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Years ended December 31,
	2014	2013	2012
Revenue	$548,523	$441,860	$397,321
Cost of goods sold	369,544	296,219	272,047
Gross margin	178,979	145,641	125,274

Expenses
Sales and marketing	50,476	42,182	37,067
Research and development (note 21)	80,937	73,112	61,785
Administration	37,027	35,164	32,777
Acquisition costs	1,588	508	3,182
Restructuring (note 22)	1,598	171	2,251
Integration	1,082	27	—
Impairment (note 14 and note 15)	3,756	—	—
Amortization	9,109	12,141	10,418
	185,573	163,305	147,480
Loss from operations	(6,594)	(17,664)	(22,206)
Foreign exchange gain (loss)	(12,390)	3,823	3,326
Other income (expense) (note 23)	854	(98)	(196)
Loss before income taxes	(18,130)	(13,939)	(19,076)
Income tax expense (recovery) (note 19)	(1,277)	1,611	(14,874)
Net loss from continuing operations	(16,853)	(15,550)	(4,202)
Net earnings from discontinued operations (note 9)	—	70,588	31,401
Net earnings (loss)	(16,853)	55,038	27,199
Other comprehensive income, net of taxes:
Foreign currency translation adjustments, net of taxes of $nil	893	604	538
Total comprehensive earnings (loss)	$(15,960)	$55,642	$27,737
Basic and diluted net earnings (loss) per share (in dollars) (note 24)
Continuing operations	$(0.53)	$(0.50)	$(0.14)
Discontinued operations	—	2.29	1.02
	$(0.53)	$1.79	$0.88
Weighted average number of shares outstanding (in thousands) (note 24)
Basic and diluted	31,512	30,771	30,788
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$271,904
Common share cancellation (note 25)	(800,000)	(6,312)	—	—	—	—	—	(6,312)
Stock option exercises (note 26)	85,051	637	—	—	(201)	—	—	436
Stock-based compensation (note 26)	—	—	—	—	6,713	—	—	6,713
Purchase of treasury shares for RSU distribution	—	—	336,638	(2,489)	—	—	—	(2,489)
Distribution of vested RSUs	680	5	(497,884)	3,458	(3,467)	—	—	(4)
Excess tax benefits from equity awards	—	—	—	—	71	—	—	71
Net earnings	—	—	—	—	—	27,199	—	27,199
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	538	538
Balance as at December 31, 2012	30,592,423	$322,770	716,313	$(5,172)	$23,203	$(35,283)	$(7,462)	$298,056
Common share cancellation (note 25)	(510,439)	(5,384)	—	—	—	(388)	—	(5,772)
Stock option exercises (note 26)	965,228	11,853	—	—	(3,747)	—	—	8,106
Stock-based compensation (note 26)	—	—	—	—	9,347	—	—	9,347
Purchase of treasury shares for RSU distribution	—	—	270,265	(3,433)	—	—	—	(3,433)
Distribution of vested RSUs	50,632	389	(479,431)	3,468	(4,265)	—	—	(408)
Excess tax benefits from equity awards	—	—	—	—	1,458	—	—	1,458
Net earnings	—	—	—	—	—	55,038	—	55,038
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	604	604
Balance as at December 31, 2013	31,097,844	$329,628	507,147	$(5,137)	$25,996	$19,367	$(6,858)	$362,996
Stock option exercises (note 26)	686,384	9,236	—	—	(2,832)	—	—	6,404
Stock-based compensation (note 26)	—	—	—	—	9,404	—	—	9,404
Purchase of treasury shares for RSU distribution	—	—	311,333	(5,955)	—	—	—	(5,955)
Distribution of vested RSUs	84,313	776	(475,835)	4,856	(7,035)	—	—	(1,403)
Excess tax benefits from equity awards	—	—	—	—	1,376	—	—	1,376
Net loss	—	—	—	—	—	(16,853)	—	(16,853)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	893	893
Balance as at December 31, 2014	31,868,541	$339,640	342,645	$(6,236)	$26,909	$2,514	$(5,965)	$356,862
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years ended December 31,
	2014	2013	2012
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(16,853)	$55,038	$27,199
Items not requiring (providing) cash
Amortization	23,517	28,296	28,590
Stock-based compensation (note 26(a))	9,404	9,347	6,713
Gain on sale of AirCard business (note 9)	—	(94,078)	—
Deferred income taxes	771	16,339	(13,606)
Loss (gain) on disposal of property and equipment	21	(10)	107
Impairment	3,756	—	—
Impairment of assets related to discontinued operations	—	1,012	—
Other	6,764	(2,687)	(2,414)
Changes in non-cash working capital
Accounts receivable	(5,180)	10,897	(616)
Inventories	(8,949)	11,908	(4,019)
Prepaid expenses and other	25,421	(7,254)	(14,543)
Accounts payable and accrued liabilities	10,538	(13,139)	10,997
Deferred revenue and credits	(510)	1,147	(422)
Cash flows provided by operating activities	48,700	16,816	37,986
Investing activities
Purchase of M2M business of Sagemcom (note 5)	—	—	(55,218)
Purchase of M2M business of AnyDATA (note 6)	—	(5,196)	—
Purchase of In Motion Technology, net of cash acquired (note 7)	(23,853)	—	—
Additions to property and equipment	(9,078)	(11,359)	(15,845)
Proceeds from sale of property & equipment	130	32	139
Increase in intangible assets	(1,751)	(2,211)	(2,607)
Proceeds from sale of AirCard Business (note 9)	13,800	119,958	—
Net change in short-term investments	2,470	(2,470)	9,347
Increase in other assets	(4,054)	—	—
Cash flows provided by (used in) investing activities	(22,336)	98,754	(64,184)
Financing activities
Issuance of common shares, net of share issue costs	6,404	8,106	436
Repurchase of common shares for cancellation	—	(5,772)	(6,312)
Purchase of treasury shares for RSU distribution	(5,955)	(3,433)	(2,489)
Taxes paid related to net settlement of equity awards (note 2(w))	(1,403)	(408)	(4)
Excess tax benefits from equity awards (note 2(w))	1,376	1,458	71
Decrease in other long-term obligations	(400)	(876)	(1,000)
Cash flows provided by (used in) financing activities	22	(925)	(9,298)
Effect of foreign exchange rate changes on cash and cash equivalents	3,260	(875)	(2,233)
Cash and cash equivalents, increase (decrease) in the year	29,646	113,770	(37,729)
Cash and cash equivalents, beginning of year	177,416	63,646	101,375
Cash and cash equivalents, end of year	$207,062	$177,416	$63,646
Supplemental disclosures:
Net income taxes paid (received)	$3,763	$5,746	$2,022
Interest paid	63	130	144
Non-cash purchase of property and equipment (funded by obligation under capital lease)	296	243	335
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

TABLE OF CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

1.    NATURE OF OPERATIONS

Sierra Wireless, Inc., together with its subsidiaries (collectively, "the company, we, our”) was incorporated under the Canada Business Corporations Act on May 31, 1993. We are a global leader in providing cellular wireless solutions to the Machine-to-Machine (“M2M”) and connected device markets. We develop and market a range of wireless products that include embedded modules and embedded software for original equipment manufacturers (“OEMs”), intelligent gateways and routers for industrial, commercial and public safety applications, and an innovative cloud-based platform for delivering device management and enabling end-to-end applications. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and data networks around the world. We have sales, engineering, and research and development teams located in offices around the world.

We sold substantially all of the assets and operations related to our AirCard business on April 2, 2013 (note 9). We acquired substantially all the M2M embedded module and modem business of AnyDATA Corporation (note 6) on October 16, 2013 and acquired all the shares of In Motion Technology Inc. (note 7) on March 3, 2014.

We have two reportable segments:

OEM Solutions	- includes AirPrime embedded wireless modules (including embedded wireless modules for PC OEM customers).

Enterprise Solutions	- includes Airlink Intelligent Gateways, AirVantage M2M Cloud, and InMotion Solutions.

The primary markets for our products are North America, Europe and Asia Pacific.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with U.S. GAAP.

(a)    Basis of consolidation

Our consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries from their respective dates of acquisition of control.  All inter-company transactions and balances have been eliminated on consolidation.

(b)    Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of long-lived assets, valuation of intangible assets, goodwill, royalty and warranty accruals, lease provisions, other liabilities, stock-based compensation, bad debt and doubtful accounts, income taxes, restructuring costs, and commitments and contingencies, based on currently available information.  Actual amounts could differ from estimates.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c)    Translation of foreign currencies

Our functional or primary operating currency is the U.S. dollar.

Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period.  Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

We have foreign subsidiaries that are considered to be self-contained and integrated within their foreign jurisdiction, and accordingly, use the Euro as their functional currency.  The assets and liabilities of the foreign subsidiaries, including goodwill and fair value adjustments arising on acquisition, are translated at exchange rates at the balance sheet dates, equity is translated at historical rates, and revenue and expenses are translated at exchange rates prevailing during the period.  The foreign exchange gains and losses arising from the translation are reported as a component of other comprehensive income (loss), as presented in note 20, Accumulated Other Comprehensive Loss.

(d)    Cash and cash equivalents

Cash and cash equivalents include cash and short-term deposits with original maturities of less than three months.  Short-term deposits are valued at amortized cost.  The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(e)    Short-term investments

Short-term investments, categorized as available-for-sale, are carried at fair value. Unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, are recorded as a component of accumulated other comprehensive income (loss). These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

We regularly evaluate the realizable value of short-term investments, and if circumstances indicate that a decline in value is other-than-temporary, we recognize an impairment charge.

(f)    Allowance for doubtful accounts receivable

We maintain an allowance for our accounts receivable for estimated losses that may result from our customers’ inability to pay.  We determine the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, insured amounts, if any, and changes in customer payment cycles and credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.

(g)    Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost or estimable realizable value, determined on a first-in-first-out basis.  Cost is defined as all

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

costs that relate to bringing the inventory to its present condition and location under normal operating conditions.

We review the components of our inventory and our inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales.  Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances and new product introductions that vary from current expectations.  We believe that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.  If customer demands for our inventory are substantially less than our estimates, additional inventory write-downs may be required.

(h)    Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. We amortize our property and equipment on a straight-line basis over the following estimated economic lives:

Furniture and fixtures	3-5 years
Research and development equipment	3-10 years
Production equipment	3-7 years
Tooling	1.5-3 years
Computer equipment	1-5 years
Software	1-5 years
Office equipment	3-5 years

Research and development equipment related amortization is included in research and development expense.  Tooling and production equipment related amortization is included in cost of goods sold.  All other amortization is included in amortization expense.

Leasehold improvements and leased vehicles are amortized on a straight-line basis over the lesser of their expected average service life or term of the initial lease.

When we sell property and equipment, we net the historical cost less accumulated depreciation and amortization against the sale proceeds and include the difference in Other income (expense).

(i)    Intangible assets

The estimated useful life of intangible assets with definite lives is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the expected use of the asset, useful life of any related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors,  and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

We amortize our intangible assets on a straight-line basis over the following specific periods:

Patents and trademarks	—	3-5 years
Licenses	—	over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years
Intellectual property and customer relationships	—	3-13 years
Backlog	—	1-2 years
Brand	—	over the estimated life
In-process research and development	—	over the estimated life
Non-compete covenants	—	over the term of the agreement

Research and development related amortization is included in research and development expense. All other amortization is included in amortization expense.

In-process research and development (“IPRD”) are intangible assets acquired as part of business combinations.  IPRD are intangible assets with indefinite life prior to their completion and they are not amortized and subject to impairment test on an annual basis.

(j)    Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill has an indefinite life, is not amortized, and is subject to a two-step impairment test on an annual basis. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the implied fair value of the goodwill, the second step measures the amount of the impairment loss.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(k)    Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(l)    Research and Development costs

Research and development costs are expensed as they are incurred.  Certain software development costs for costs associated with the development of our cloud platform to be sold, leased or marketed are capitalized once technological feasibility is reached.

We follow the cost reduction method of accounting for certain agreements, including government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable on the occurrence of specified future events. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(m)    Warranty costs

Warranty costs are accrued upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  Warranty obligations are included in accounts payable and accrued liabilities in our consolidated balance sheet.

(n)    Royalty costs

We have intellectual property license agreements which generally require us to make royalty payments based on a combination of fixed fees and percentage of the revenue generated by sales of products incorporating the licensed technology.  We recognize royalty obligations in accordance with the terms of the respective royalty agreements.  Royalty costs are recorded as a component of cost of goods sold in the period when incurred. We also accrue royalty obligations based on current best estimates where agreements have not been finalized.

(o)    Market development costs

Market development costs are charged to sales and marketing expense to the extent that the benefit is separable from the revenue transaction and the fair value of that benefit is determinable.  To the extent that such costs either do not provide a separable benefit, or the fair value of the benefit cannot be reliably estimated, such amounts are recorded as a reduction of revenue.

(p)    Revenue recognition

Revenue from sales of products and services is recognized upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, price is fixed or determinable, and collection is reasonably assured.

Cash received in advance of the revenue recognition criteria being met is recorded as deferred revenue.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Revenues from contracts with multiple-element arrangements are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue and amortized into income over the applicable earning period.

Funding from certain research and development agreements is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable on the occurrence of specified future events. We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(q)    Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model, and is expensed over the award’s vesting period using the straight-line method.  Any consideration paid by plan participants on the exercise of stock options or the purchase of shares is credited to common stock together with any related stock-based compensation expense.  Compensation cost for restricted share units is measured at fair value at the date of grant which is the market price of the underlying security, and is expensed over the award’s vesting period using the straight-line method.  Stock-based compensation is described further in note 26.

(r)    Income taxes

Income taxes are accounted for using the asset and liability method.  Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss, capital loss, and tax credits carry-forwards are measured using the enacted tax rates and laws expected to apply when these differences reverse.  Deferred tax benefits, including non-capital loss, capital loss, and tax credits carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

We include interest and penalties related to income taxes, including unrecognized tax benefits, in income tax expense (recovery).

Liabilities for uncertain tax positions are recorded based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the windfall tax benefits associated with the exercise of stock options and release of restricted share units to additional paid-in capital (“APIC”) when realized. This tax benefit is not recognized until the deduction reduces taxes payable and all other available loss carryforwards and tax credits have been utilized.

(s)    Derivatives

Derivatives, such as foreign currency forward and option contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency.  Derivatives that are not designated as hedging instruments are measured at fair value at each balance sheet date and any resulting gains and losses from changes in the fair value are recorded in other income (expense).  Gains and losses from the effective portion of foreign currency forward and option contracts that are designated as cash flow hedges are recorded in other comprehensive income (loss).  As at December 31, 2014 and 2013, we had no derivative contracts in place.

(t)    Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of company common shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted loss per share are the same.

Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

(u)    Comprehensive income (loss)

Comprehensive income (loss) includes net earnings (loss) as well as changes in equity from other non-owner sources. The other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale investments. The reclassification adjustment for other-than-temporary losses on marketable securities included in net earnings (loss) results from the recognition of the unrealized losses in the statements of operations when they are no longer viewed as temporary.

(v)    Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(w)    Comparative figures

Certain figures presented in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year. The company reclassified the excess tax benefits from equity awards and taxes paid related to net settlement of equity awards from cash flows provided by operating activities to cash flows provided by (used in) financing activities for the years ended December 31, 2013 and 2012.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

3.    RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In July 2013, the FASB issued ASU 2013-11, Income Taxes (ASC 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists.  The update is intended to eliminate the diversity in practice of the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The update is effective for annual and interim financial statements for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted this presentation standard prospectively on January 1, 2014 which resulted in a reclassification of $3.5 million unrecognized tax benefit to deferred income tax asset.

In November 2014, the FASB issued ASU 2014-17, Pushdown Accounting. This update provides an acquired entity the option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. The standard is effective on November 18, 2014. This update does not have a material impact on our company.

4.    CHANGES IN FUTURE ACCOUNTING STANDARDS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC Topic 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2016. Early application is not permitted. We are in the process of evaluating the impact of this update.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Given our financial condition, we do not expect the update to have a significant impact on our disclosures.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

5.    ACQUISITION OF M2M BUSINESS OF SAGEMCOM

On August 1, 2012, we completed the acquisition of the M2M business of Sagemcom.  Sagemcom, based in France, is a leading technology company active in broadband, telecom, energy, and document management.  Its M2M business included 2G and 3G wireless modules, as well as industry-leading rugged terminals for railway applications.  The acquisition extended our leadership position in the growing M2M market and offered a significantly enhanced market position for us in key segments, including payment, transportation, and railways, as well as new geographical expansion into Brazil.

The acquisition included substantially all of the assets of the M2M business of Sagemcom for cash consideration of €44.9 million ($55.2 million) plus assumed liabilities of €3.9 million ($4.8 million).

Sagemcom’s results of operations and estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective estimated fair values as at August 1, 2012.  The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The following table summarizes the final amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

	€	$
Assets acquired
Inventory	786	967
Machinery and equipment	1,454	1,788
Identifiable intangible assets	21,272	26,160
Goodwill	25,295	31,107
	48,807	60,022
Liabilities assumed
Accrued liabilities	2,439	2,999
Long-term obligations	1,468	1,805
Fair value of net assets acquired	44,900	55,218

The goodwill of €25.3 million ($31.1 million) resulting from the acquisition consisted largely of the expectation that the acquisition will extend our leadership position in the growing M2M market and offer us a significantly enhanced market position.  Goodwill was assigned to the OEM Solutions segment and is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life (in years)	€	$
Patents	8	5,259	6,468
Customer relationships	8-13	13,887	17,078
Backlog	1-2	1,382	1,699
In-process research and development	5	744	915
		21,272	26,160

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table presents the unaudited pro forma results for the years ended 2012 and 2011.  The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and the M2M business of Sagemcom as though the businesses had been combined as of the beginning of fiscal 2011.  The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2011.  The pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects, based on the values assigned in purchase price allocation.

	2012	2011
Pro Forma information
Revenue	$423,653	$385,049
Loss from operations	(21,462)	(48,406)
Net loss	(3,458)	(44,806)
Basic and diluted loss per share (in dollars)	$(0.11)	$(1.43)

6.    ACQUISITION OF M2M BUSINESS OF ANYDATA

On October 16, 2013, we completed the acquisition of substantially all of the M2M embedded module and modem related assets of AnyDATA Corporation ("AnyDATA") for cash consideration of $5.2 million.  The acquisition extended our global leadership position in the growing M2M market and offered a significantly enhanced market position for us in key segments, as well as new geographical expansion into Korea. AnyDATA’s results of operations and fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values, as at October 16, 2013.  The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The following table summarizes the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

$
Assets acquired
Inventory	1,296
Machinery and equipment	68
Identifiable intangible assets	1,793
Goodwill	2,061
5,218
Liabilities assumed
Accrued liabilities	22
Fair value of net assets acquired	5,196

The goodwill of $2.1 million resulting from the acquisition offers us a significantly enhanced market position.  Goodwill was assigned to the OEM Solutions segment and is not deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life (in years)	$
Customer relationships	5	1,284
Existing technology	3	385
In-process research and development	2	124
		1,793

7.	ACQUISITION OF IN MOTION TECHNOLOGY
On March 3, 2014, we completed the acquisition of all the shares of In Motion Technology Inc. ("In Motion") for total cash consideration of $26.1 million. In Motion is a leader in mobile enterprise networks that provides customers with fleets in mission critical environments with a secure, managed end-to-end communications system. In Motion's solutions are used by public safety, transit and utility fleets across the US and Canada.

In Motion's results of operations and fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at March 3, 2014.  The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The following table summarizes the amounts of the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	2,255
Accounts receivable	5,189
Prepaid and other assets	329
Inventory	1,059
Property and equipment	84
Identifiable intangible assets	13,529
Goodwill	8,697
31,142
Liabilities assumed
Accounts payable and accrued liabilities	2,817
Deferred revenue	1,772
Deferred income tax	445
Fair value of net assets acquired	26,108

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Goodwill of $8.7 million resulting from the acquisition consists largely of the expectation that the acquisition will extend our leadership position in the M2M market and offer us a significantly enhanced market position.  Goodwill was assigned to the Enterprise Solutions segment and is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Backlog	7 months	358
Customer relationships	13 years	8,739
Existing technology	7 years	3,144
In-process research and development	5 years	1,288
		13,529

The amount of revenue attributable to In Motion included in our consolidated statements of operations from the acquisition date, through the period ended December 31, 2014 was $18.0 million. As a result of the In Motion business being fully integrated into the operations of our Enterprise Solutions segment, it is not practical for us to provide the impact on net income attributable to In Motion from the acquisition date through the period ended December 31, 2014.

The following table presents the unaudited pro forma results for the year ended December 31, 2014 and 2013. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and In Motion as though the businesses had been combined as of the beginning of fiscal 2013. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2013. The pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	2014	2013
Pro forma information
Revenue	$550,279	$457,152
Loss from operations	(7,507)	(18,233)
Net earnings (loss)	(17,559)	54,875

Basic and diluted earnings (loss) per share (in dollars)	$(0.56)	$1.78

8.	ACQUISITION OF WIRELESS MAINGATE
On January 16, 2015, we acquired substantially all of the shares of Wireless Maingate AB ("Maingate") for $91.6 million, subject to certain post-closing adjustments. Maingate is a Sweden-based provider of M2M connectivity and data management services.

We will account for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at January 16, 2015. The excess of the purchase price over the preliminary value assigned to the net assets acquired will be recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the preliminary amounts of the assets acquired and liabilities assumed at the acquisition date:

$
Identifiable assets acquired and liabilities assumed
Cash	1,625
Other net working capital	60
Property and equipment	278
Identifiable intangible assets	50,231
Goodwill	46,366
Deferred tax liability	(6,958)
Fair value of net assets acquired	91,602

The preliminary goodwill of $46.4 million resulting from the acquisition consists largely of the expectation that the acquisition will further strengthen our Enterprise segment and offer us significantly enhanced market position in Europe.  Goodwill will be assigned to the Enterprise Solutions segment and is not deductible for tax purposes.

Due to the timing of the acquisition of Maingate, the initial accounting for the business acquisition is incomplete as of the date of this report.  The aggregate fair value of the assets acquired and liabilities assumed are our best estimates based upon certain valuations and analyses that have yet to be finalized and are subject to adjustments once the detailed analyses are completed.

The following table provides the preliminary components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Brand	20 years	4,820
Customer relationships	12 years	34,571
Existing technology	4 years	3,411
In-process research and development	8 years	7,429
		50,231

The following table presents the unaudited pro forma results for the year ended December 31, 2014. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Maingate as though the businesses had been combined as of the beginning of fiscal 2014. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2014. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

2014
Pro forma information
Revenue	$569,340
Loss from operations	(4,719)
Net loss	(15,339)

Basic and diluted loss per share (in dollars)	$(0.49)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

9.    DISPOSITION OF AIRCARD BUSINESS

On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business to Netgear, Inc. ("Netgear") for total proceeds of $136.6 million after final inventory adjustments plus assumed liabilities.  After transaction costs of $2.8 million, we recorded an after tax gain on disposal of $70.2 million. On April 3, 2014, we received the full $13.8 million cash proceeds previously held in escrow for realized net cash proceeds of $127.8 million from the divestiture after giving consideration to related taxes and transaction costs.

The gain on sale of the AirCard business consisted of:

Cash proceeds received	$122,807
Proceeds held in escrow	13,800
Total proceeds	$136,607
Transaction costs	(2,849)
Net proceeds	$133,758
Assets and liabilities held for sale	(39,680)
Gross gain on disposal	$94,078
Income tax expense	(23,896)
Gain on disposal, net of taxes	$70,182

The company utilized $14.4 million of deferred income tax assets against the gain on sale of the AirCard business.

The results related to the AirCard business have been presented as discontinued operations in the statement of earnings for the years ended December 31 and were as follows:

	2013	2012
Revenue	$46,701	$246,845
Cost of goods sold	32,978	177,147
Gross margin	$13,723	$69,698
Expenses	(12,918)	(36,653)
Gain on sale of AirCard business	94,078	—
Earnings before income taxes	$94,883	$33,045
Income tax expense	(24,295)	(1,644)
Net earnings from discontinued operations	$70,588	$31,401

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

10.    SHORT-TERM INVESTMENTS

Short-term investments, all of which are classified as available-for-sale, are comprised of government treasury bills and securities.   We had no short-term investments as at December 31, 2014 (December 31, 2013 - $2,470).

11.    ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2014	2013
Trade receivables	$92,531	$82,086
Less: allowance for doubtful accounts	(2,275)	(2,279)
	90,256	79,807
Sales taxes receivable	1,979	3,598
Proceeds from Aircard sale held in escrow	—	13,800
Other receivables	14,564	15,285
	$106,799	$112,490

The movement in the allowance for doubtful accounts during the years ended December 31 were as follows:

	2014	2013
Balance, beginning of year	$2,279	$2,435
Bad debt expense	329	1,077
Write-offs and settlements	(290)	(1,242)
Foreign exchange	(43)	9
	$2,275	$2,279

12.    INVENTORIES

The components of inventories at December 31 were as follows:

	2014	2013
Electronic components	$5,608	$2,930
Finished goods	11,837	5,323
	$17,445	$8,253

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

13.    PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2014	2013
Inventory advances	$639	$21,382
Insurance and licenses	3,009	4,735
Other	4,178	2,624
	$7,826	$28,741

The change in inventory advances reflects the improvement in commercial terms with one of our contract manufacturers effective July 1, 2014.

14.    PROPERTY AND EQUIPMENT

The components of property and equipment at December 31 were as follows:

	2014
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$1,245	$708	$537
Research and development equipment	28,217	20,805	7,412
Production equipment and tooling	34,590	27,212	7,378
Computer equipment	6,053	4,770	1,283
Software	5,476	4,178	1,298
Leasehold improvements	3,244	1,412	1,832
Leased vehicles	1,111	663	448
Office equipment	2,594	2,065	529
	$82,530	$61,813	$20,717

	2013
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$1,595	$928	$667
Research and development equipment	28,264	21,966	6,298
Production equipment and tooling	36,307	28,269	8,038
Computer equipment	5,253	3,862	1,391
Software	5,641	3,591	2,050
Leasehold improvements	3,156	865	2,291
Leased vehicles	1,332	796	536
Office equipment	3,013	2,302	711
	$84,561	$62,579	$21,982

In the second quarter of 2014, the Company decided to reduce the scope of its 2G chipset development activities. This resulted in a $611 impairment to production equipment and tooling (December 31, 2013 - $nil).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Amortization expense relating to property and equipment, including those related to discontinued operations, was $8,974, $10,057, and $12,583 for the years ended December 31, 2014, 2013, and 2012, respectively.

15.    INTANGIBLE ASSETS

The components of intangible assets at December 31 were as follows:

	2014
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$14,919	$8,114	$6,805
Licenses	58,302	54,866	3,436
Intellectual property	8,418	7,081	1,337
Customer relationships	52,989	31,060	21,929
Backlog	2,036	2,036	—
Non-compete	2,602	2,602	—
In-process research and development	8,498	4,112	4,386
	$147,764	$109,871	$37,893

	2013
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$16,465	$7,638	$8,827
Licenses	64,494	51,831	12,663
Intellectual property	7,130	7,019	111
Customer relationships	47,539	29,229	18,310
Backlog	1,906	1,906	—
Non-compete	2,955	2,955	—
In-process research and development	7,205	3,485	3,720
	$147,694	$104,063	$43,631

Estimated annual amortization expense for the next 5 years ended December 31 are as follows:

2015	$7,463
2016	6,033
2017	5,358
2018	4,515
2019	4,206

In the second quarter of 2014, the Company decided to reduce the scope of its 2G chipset development activities. This resulted in a $3,145 impairment to licenses and in-process research and development (December 31, 2013 - $nil).

Amortization expense relating to intangible assets, including those related to discontinued operations, was $14,543, $18,239, and $16,007 for the years ended December 31, 2014, 2013, and 2012, respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

At December 31, 2014, a net carrying amount of $1,288 (December 31, 2013 - $1,175) included in intangible assets was not subject to amortization.

16.    GOODWILL

We assessed the realizability of goodwill during the fourth quarter of 2014 and determined that the fair value of each reporting unit exceeded its carrying value.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value with the carrying amount of goodwill for each reporting unit was not required.  There was no impairment of goodwill during the years ended December 31, 2014, 2013 and 2012.

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2014	2013
Balance at beginning of year	$102,718	$97,961
Goodwill acquired during year (note 6 and 7)	8,697	2,061
Foreign currency translation adjustments	(7,449)	2,696
	$103,966	$102,718

OEM Solutions	80,699	87,356
Enterprise Solutions	23,267	15,362
	$103,966	$102,718

17.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2014	2013
Trade payables	$75,452	$60,568
Inventory commitment reserve	1,777	1,797
Accrued royalties	18,895	22,960
Accrued payroll and related liabilities	11,300	11,087
Taxes payable (including sales taxes)	4,742	11,861
Product warranties (note 29(b)(iii))	5,951	5,861
Marketing development funds	541	302
Other	9,538	10,410
	$128,196	$124,846

18.    LONG-TERM OBLIGATIONS

The components of long-term obligations at December 31 were as follows:

	2014	2013
Accrued royalties	$22,101	$17,605
Other	4,507	3,945
	$26,608	$21,550

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

19.    INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	2014	2013	2012
Continuing operations:
Canadian	$3,604	$6,497	$24,802
Foreign	(21,734)	(20,436)	(43,878)
	(18,130)	(13,939)	(19,076)
Discontinued operations:
Canadian	—	80,395	15,617
Foreign	—	14,488	17,428
	—	94,883	33,045
Earnings (loss) before income taxes	$(18,130)	$80,944	$13,969

The income tax expense (recovery) consists of:

	2014	2013	2012
Canadian:
Current	$(1,165)	$64	$(106)
Deferred	(2,510)	10,614	(14,268)
	(3,675)	10,678	(14,374)
Foreign:
Current	$2,630	$9,646	$219
Deferred	(232)	5,582	925
	2,398	15,228	1,144
Total:
Current	$1,465	$9,710	$113
Deferred	(2,742)	16,196	(13,343)
	$(1,277)	$25,906	$(13,230)

Classification:
Income tax expense (recovery) — continuing operations	$(1,277)	$1,611	$(14,874)
Income tax expense — discontinued operations	—	24,295	1,644
	$(1,277)	$25,906	$(13,230)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2014	2013	2012
Income tax expense (recovery) at Canadian statutory income tax rates	$(4,733)	$20,872	$3,499
Increase (decrease) in income taxes for:
Permanent and other differences	(227)	(2,339)	(5,279)
Change in statutory/foreign tax rates	(2,930)	(1,210)	(2,762)
Change in valuation allowance	5,051	8,875	(10,358)
Stock-based compensation expense	1,385	(150)	1,603
Adjustment to prior years	177	(142)	67
Income tax expense (recovery)	$(1,277)	$25,906	$(13,230)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows at December 31:

	2014	2013
Deferred income tax assets
Property and equipment	$3,014	$3,664
Non capital loss carry-forwards	74,269	76,780
Capital loss carry-forwards	4,778	2,416
Scientific research and development expenses and credits	23,250	28,081
Reserves and other	12,086	14,201
Acquired Intangibles	1,629	1,178
	119,026	126,320

Valuation allowance	110,802	116,880
	$8,224	$9,440

	2014	2013
Classification:
Assets
Current	$4,779	$2,391
Non-current	3,898	7,176
Liabilities
Non-current	(453)	(127)
	$8,224	$9,440

At December 31, 2014, we have provided for a valuation allowance on our deferred tax assets of $110,802 (2013 - $116,880).

At December 31, 2014, we have Canadian allowable capital loss carry-forwards of $11,274 that are available, indefinitely, to be deducted against future Canadian taxable capital gains.  In addition, we have investment tax credits of $20,688 and $8,838 available to offset future Canadian federal and provincial income taxes payable, respectively.  Of these amounts, $406 and $282, respectively, are associated with windfall tax benefits and will be recorded as additional paid-in-capital when realized. The investment tax

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

credits expire between 2016 and 2034.  At December 31, 2014, our U.S. subsidiary has $6,445 of California research & development tax credits which may be carried forward indefinitely.  The amounts are after the estimated utilization from the sale of AirCard business described below.

At December 31, 2014, net operating loss carry-forwards for our foreign subsidiaries were $9,327 for U.S. income tax purposes that expire between 2020 and 2023, $62 for Hong Kong income tax purposes, $233 for Korea income tax purposes, $545 for Luxembourg income tax purposes, and $205,548 for French income tax purposes.  Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of the U.S. net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation.  The amount of French net operating losses deducted each year is limited to €1.0 million plus 50% of French taxable income in excess of €1.0 million. Our French net operating losses carry-forward is subject to the “continuity of business” requirement.  Our French subsidiaries also have research tax credit carried forward of $8,572 as at December 31, 2014.  The French research tax credit may be used to offset against corporate income tax and if any credit is not fully utilized within a three year period following the year the research tax credit is earned, it may be refunded by the French tax authorities.  Tax loss and research tax credit carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss and research tax credit carry forwards in future years.

In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized.  Management considers projected future taxable income and tax planning strategies in making our assessment.

On the disposition of the AirCard assets to Netgear (note 9), we utilized $27,680 of Canadian scientific research and development expenditures, $44 of Canadian allowable capital loss, $2,621 of Canadian Federal and Provincial investment tax credits, $4,401 and $1,555 of U.S. Federal and California net operating loss, respectively, and $2,439 of U.S. Federal research & development tax credit.

No provision for taxes have been provided on undistributed foreign earnings, as it is the company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occurs in the future.

Accounting for uncertainty in income taxes

At December 31, 2014, we had gross unrecognized tax benefits of $5,913 (2013 — $8,304).  Of this total, $2,429 (2013 — $5,336) represents the amount of unrecognized tax benefits that, if recognized, would favorably impact our effective tax rate.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2014	2013
Unrecognized tax benefits, beginning of year	$8,304	$8,227
Increases — tax positions taken in prior periods	61	252
Increases — tax positions taken in current period	15	138
Settlements and lapse of statute of limitations	(2,467)	(313)
Unrecognized tax benefits, end of year	$5,913	$8,304

We recognize interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of operations.  At December 31, 2014, we had accrued $1,305 (2013 - $1,590) for interest and penalties.

In the normal course of business, we are subject to audit by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions.  Tax years ranging from 2004 to 2014 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil, South Africa, Japan, Korea, Taiwan, Italy, and Luxembourg.

The Company regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. The Company believes it is reasonably possible that certain tax matters may be concluded in the next 12 months. The Company estimates that the unrecognized tax benefits at December 31, 2014 could be reduced by approximately $1,758 in the next 12 months.

20.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at December 31, net of taxes, were as follows:

	2014	2013
Release of foreign currency translation relating to acquisition of non-controlling interest	$178	$178
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(5,415)	(6,308)
	$(5,965)	$(6,858)

21.    RESEARCH AND DEVELOPMENT

The components of research and development costs consist of the following:

	2014	2013	2012
Gross research and development	$82,649	$75,980	$64,346
Government tax credits	(1,712)	(2,868)	(2,561)
	$80,937	$73,112	$61,785

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

22.    RESTRUCTURING

The following table provides the activity in the restructuring liability:

	2014	2013
Balance, beginning of year	$88	$654
Expensed in year	1,598	171
Disbursements	(1,261)	(739)
Foreign exchange	(77)	2
Balance, end of year	$348	$88

Classification:
Accounts payable and accrued liabilities	$348	$88

By restructuring initiative:
June 2014	270	—
May 2009 and prior	78	88
	$348	$88

In June 2014, we made the decision to reduce the scope of our 2G chipset development activities. For the year ended December 31, 2014, we recorded $1,430 in severance and other costs related to this initiative. The liability is expected to be paid out by the first quarter of 2015. The remaining expense of $168 during the year ended December 31, 2014 was related to prior restructuring initiatives.

23.    OTHER INCOME (EXPENSE)

The components of other income (expense) for the years ended December 31 were as follows:

	2014	2013	2012
Gain (loss) on disposal of property and equipment	$(21)	$10	$(107)
Interest income	1,009	237	108
Interest expense	(134)	(345)	(197)
	$854	$(98)	$(196)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

24.    EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2014	2013	2012
Net loss from continuing operations	$(16,853)	$(15,550)	$(4,202)
Net earnings from discontinued operations	—	70,588	31,401
Net earnings (loss)	$(16,853)	$55,038	$27,199

Weighted average shares used in computation of:
Basic	31,512	30,771	30,788
Assumed conversion	—	—	—
Diluted	31,512	30,771	30,788
Basic and dilutive earnings (loss) per share (in dollars):
Continuing operations	$(0.53)	$(0.50)	$(0.14)
Discontinued operations	—	2.29	1.02
	$(0.53)	$1.79	$0.88

As the Company incurred a loss for the year ended December 31, 2014, all equity awards were anti-dilutive and are excluded from the diluted weighted average shares.

25.    SHARE CAPITAL

On February 6, 2013, we received regulatory approval allowing us to purchase for cancellation up to 1,529,687 of our common shares by a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange and NASDAQ Global Market.  The Bid commenced on February 14, 2013 and terminated on February 13, 2014.  During the course of the Bid, no purchases and cancellations were made in 2014 (2013 - 510,439 common shares; 2012 - 800,000 common shares).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

26.    STOCK-BASED COMPENSATION PLANS

(a)    Stock-based compensation expense:

	2014	2013	2012

Cost of goods sold	$519	$406	$304
Sales and marketing	1,868	1,862	1,149
Research and development	1,809	1,433	1,341
Administration	5,208	4,289	2,987
Continuing operations	9,404	7,990	5,781
Discontinued operations	—	1,357	932
	$9,404	$9,347	$6,713

Stock option plan	2,250	2,548	2,121
Restricted stock plan	7,154	6,799	4,592
	$9,404	$9,347	$6,713

(b)    Stock option plan

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  Based on the number of shares outstanding as at December 31, 2014, stock options exercisable into 2,042,797 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2014	2013	2012
Risk-free interest rate	1.25%	0.89%	0.85%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	46%	50%	57%
Expected option life (in years)	4.0	4.0	4.0
Estimated forfeiture rate	3.5%	3.5%	3.5%
Average fair value of options granted (in dollars)	$6.86	$4.42	$3.42

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table presents stock option activity for the years ended December 31:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Options	Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2011	2,297,875	12.11	11.86	2.5	705
Granted	636,963	7.85	7.82
Exercised	(85,051)	5.16	5.12		297
Forfeited	(493,910)	17.58	17.42
Outstanding, December 31, 2012	2,355,877	9.89	9.96	2.5	735
Granted	642,025	11.92	11.22
Exercised	(965,228)	8.81	8.29		5,425
Forfeited	(495,088)	15.14	14.25
Outstanding, December 31, 2013	1,537,586	10.37	9.76	3.1	22,164
Granted	300,150	21.57	18.57
Exercised	(686,384)	10.64	9.15		10,535
Forfeited	(7,295)	11.83	10.18
Outstanding, December 31, 2014	1,144,057	13.94	12.00	2.9	40,550

The intrinsic value of outstanding stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option.

The following table summarizes the stock options outstanding and exercisable at December 31, 2014:

	Options Outstanding				Options Exercisable
Range of	Number of	Weighted Average Remaining Option Life	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Exercise Prices	Options	(years)	Cdn.$	U.S.$	Exercisable	Cdn.$	U.S.$
$6.44 – $9.55 U.S. $7.48 – $11.09 Cdn	307,862	1.9	9.01	7.76	144,297	9.34	8.04
$9.56 – $10.71 U.S. $11.10 – $12.44 Cdn	241,533	2.5	11.76	10.12	104,086	11.90	10.24
$10.72 – $14.96 U.S. $12.45 – $17.39 Cdn	295,945	2.9	13.14	11.31	89,086	12.94	11.14
$14.97 – $33.66 U.S. $17.40 – $38.39 Cdn	298,717	4.1	21.57	18.57	—	—	—
	1,144,057	2.9	13.94	12.00	337,469	11.08	9.54

The options outstanding at December 31, 2014 expire between February 14, 2015 and November 7, 2019.

As at December 31, 2014, the unrecognized stock-based compensation cost related to the non-vested stock options was $3,369 (2013 — $3,641; 2012 — $3,836), which is expected to be recognized over a weighted average period of 2.4 years (2013 — 2.5 years; 2012 — 2.4 years).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c)     Restricted share plans

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.  With respect to the treasury based RSPs, the maximum number of common shares which the Company may issue from treasury is 1,000,000 common shares.  With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant.  RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The intrinsic value of outstanding RSUs is calculated as the quoted market price of the stock at the balance sheet date, or date of vesting.

The following table summarizes the RSU activity for the years ended December 31:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2011	904,029	8.94	8.43	1.3	6,346
Granted	856,784	7.89	7.89
Vested / settled	(499,038)	7.67	7.67		3,835
Forfeited	(36,780)	9.09	9.00
Outstanding, December 31, 2012	1,224,995	8.71	8.68	1.9	9,746
Granted	843,592	12.09	11.38
Vested / settled	(573,613)	9.54	8.98		6,456
Forfeited	(52,859)	9.74	9.17
Outstanding, December 31, 2013	1,442,115	10.59	9.98	1.8	34,867
Granted	342,225	21.67	18.66
Vested / settled	(617,755)	10.64	9.16		12,364
Forfeited	(4,820)	13.24	11.40
Outstanding, December 31, 2014	1,161,765	14.56	12.54	1.7	55,118
Outstanding – vested and not settled	38,377
Outstanding – unvested	1,123,388
Outstanding, December 31, 2014	1,161,765

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

As at December 31, 2014, the total remaining unrecognized compensation cost associated with the RSUs totaled $7,209 (2013 — $8,058; 2012 — $5,950), which is expected to be recognized over a weighted average period of 1.1 years (2013 — 1.8 years; 2012 — 1.6 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. Grants to French employees are expensed over a two-year vesting period.

27.    FAIR VALUE MEASUREMENT

(a)    Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. Short-term investments are recorded at fair value and their carrying value as at December 31, 2014 was $nil (December 31, 2013 — $2,470).  Our short-term investments are classified within Level 1 of the valuation hierarchy.  Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

(b)    Credit Facilities

We have a $10 million revolving term credit facility ("Revolving Facility") expiring on October 31, 2015. The Revolving Facility with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce is for working capital requirements, is secured by a pledge against all of our assets, and is subject to borrowing base limitations. As at December 31, 2014, there were no borrowings under the Revolving Facility.

(c)     Letters of credit

We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As at December 31, 2014, there were no letters of credit issued against the revolving standby letter of credit facility.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

28.    FINANCIAL INSTRUMENTS

Financial Risk Management

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.

We have exposure to the following business risks:

We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.

We are generating and incurring an increasing portion of our revenue and expenses, respectively, outside of North America including Europe, the Middle East and Asia.  To manage our foreign currency risks, we may enter into foreign currency forward and options contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.  As at December 31, 2014 and 2013, we had no such contracts in place.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

29.    COMMITMENTS AND CONTINGENCIES

(a) Operating leases

We have entered into operating leases for property and equipment.  The minimum future payments under various operating leases for our continuing operations in each of the years ended December 31 is as follows:

2015	$5,364
2016	4,850
2017	4,591
2018	3,455
2019	2,831
Subsequent years	3,705
$24,796

(b) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)
We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

	2014	2013
Balance, beginning of year	$5,861	$4,169
Provisions	5,260	7,368
Expenditures	(5,310)	(5,676)
Liabilities from acquisition of In Motion	140	—
Balance, end of year	$5,951	$5,861

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c) Other commitments

We have entered into purchase commitments totaling approximately $85,192 net of related electronic components inventory of $5,079 (December 31, 2013 — $77,708, net of electronic components inventory of $2,155), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2015 and March 2015.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

In November 2013, we filed a complaint against Nokia Corporation with the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleges that Nokia Corporation abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. We also believe that Nokia Corporation violates Section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission ("FTC") setting out these violations. The EU Commission and FTC are each currently reviewing the materials we have submitted to them and the parties' filings. On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia Corporation against us, for alleged unpaid royalties of approximately €32 million. Both parties in the arbitration have filed their responses and the ICC has appointed an arbitrator. We believe Nokia's arbitration claims are without legal merit, and we will defend the claims vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. It is anticipated that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. M2M wishes to proceed against other defendants in related cases involving the same patents with regard to its infringement claims. These trials are anticipated to occur in late 2015. Any appeals from the claim construction order may follow the disposition of these trials. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit is in the scheduling stage and trial is anticipated to occur in late 2016.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers. In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors. Both lawsuits have been dismissed against us. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products. In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This Delaware lawsuit has been dismissed against us.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The claim construction hearing is set for May 2015 and trial is set for August 2016.

In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. We have intervened in two of the cases in defense of our products with respect to four patents-in-suit alleged to relate to Wi-Fi standards. The lawsuits are in the discovery stage. A claim construction hearing was held in September 2014.

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. In October 2013, the plaintiff objected to the Magistrate’s report and recommendation that the Court grant the defense motion to dismiss for lack of subject matter jurisdiction. In June 2014, the District Court Judge adopted the Magistrate's report and dismissed the case.

In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.), (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us. LSI counterclaimed for patent infringement. There were 9 patents-in-suit, two of which relate to the 3G products which incorporate our modules. The claim construction order was released in April 2014 and the lawsuit was dismissed without prejudice in June 2014. This outcome will not have a material adverse effect on our operating results.

A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. Eon has appealed the order granting summary judgment to the United States Court of Appeals for the Federal Circuit. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. The claim construction order in the Puerto Rico case was issued in April 2014. The case was closed in September 2014 following the filing of a joint notice of stipulation of dismissal without prejudice. Eon may refile this complaint pending the result of its appeal in the California lawsuit.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

30.    SEGMENTED INFORMATION

REVENUE AND GROSS MARGIN BY SEGMENT

	Year ended December 31, 2014
	OEM Solutions	Enterprise Solutions	Total
Revenue	$476,650	$71,873	$548,523
Cost of goods sold	336,132	33,412	369,544
Gross margin	140,518	38,461	$178,979
Gross margin %	29.5%	53.5%	32.6%
Expenses			185,573
Loss from operations			$(6,594)
Total assets			$515,364

	Year ended December 31, 2013
	OEM Solutions	Enterprise Solutions	Total
Revenue	$382,016	$59,844	$441,860
Cost of goods sold	266,867	29,352	296,219
Gross margin	115,149	30,492	$145,641
Gross margin %	30.1%	51.0%	33.0%
Expenses			163,305
Loss from operations			$(17,664)
Total assets			$512,000

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

	Year ended December 31, 2012
	OEM Solutions	Enterprise Solutions	Total
Revenue	$346,543	$50,778	$397,321
Cost of goods sold	246,284	25,763	272,047
Gross margin	$100,259	$25,015	$125,274
Gross margin %	28.9%	49.3%	31.5%
Expenses			147,480
Loss from operations			$(22,206)
Total assets			$464,763

REVENUE BY GEOGRAPHICAL REGION

	2014	2013	2012
Americas	$157,803	$135,560	$101,240
Europe, Middle East and Africa	87,629	91,839	79,904
Asia-Pacific	303,091	214,461	216,177
	$548,523	$441,860	$397,321

PROPERTY AND EQUIPMENT BY GEOGRAPHICAL REGION

	2014	2013
Americas	$9,477	$9,584
Europe, Middle East and Africa	6,760	8,686
Asia-Pacific	4,480	3,712
	$20,717	$21,982

As we do not evaluate the performance of our operating segments based on segment assets, management does not classify asset information on a segmented basis.

Executive Officers	Directors

Jason W. Cohenour	Gregory D. Aasen (3)
President and Chief Executive Officer	Corporate Director

David G. McLennan	Robin A. Abrams (1)
Chief Financial Officer and Secretary	Corporate Director

Philippe Guillemette	Paul G. Cataford (1), (2)
Chief Technology Officer	Corporate Director

Bill G. Dodson	Charles E. Levine (1), (2), (3)
Senior Vice President, Operations	Chairman of the Board

A. Daniel Schieler	Thomas Sieber (1)
Senior Vice President and General Manager, OEM Solutions	Corporate Director

Emmanuel Walckenaer	Kent Thexton (3)
Senior Vice President and General Manager, Enterprise Solutions	Corporate Director

Pierre Teyssier	Jason W. Cohenour
Senior Vice President, Purchasing	President and Chief Executive Officer
Sierra Wireless, Inc.
Jason L. Krause
Senior Vice President, Corporate Development and Marketing	(1) Audit Committee
(2) Governance and Nominating Committee
(3) Human Resources Committee

General Counsel	Transfer Agent
Blake, Cassels & Graydon LLP	Computershare Investor Services Inc.
Vancouver, BC	Vancouver, BC

US Counsel	Share Information
Skadden, Arps, Slate, Meagher & Flom LLP	The common shares of Sierra Wireless, Inc. are listed for trading under the symbol SW on The Toronto Stock Exchange and under SWIR on The Nasdaq Global Market.
Toronto, Ontario		Head Office
Sierra Wireless, Inc.
Intellectual Property Lawyers		13811 Wireless Way
Nixon Peabody LLP		Richmond
Palo Alto, California	Annual General Meeting	British Columbia
	The Annual General Meeting for the shareholders of Sierra Wireless, Inc. will be held on May 21, 2015 at 3:00 p.m. (Pacific) at the Company's head office in Richmond, British Columbia.	Canada V6V 3A4
Auditors
KPMG LLP		Telephone :: 604 231 1100
Vancouver, BC
Facsimile :: 604 231 1109

Website :: www.sierrawireless.com